UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MENTOR CORPORATION
(Name of Subject Company)

MENTOR CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

587188103 (Common Stock)
(CUSIP Number of Class of Securities)

Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With Copies to:

Scott M. Stanton, Esq. Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb, Esq. Vice President, Secretary and General Counsel Mentor Corporation 201 Mentor Drive Santa Barbara, California 93111 (805) 879-6000

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
OFFEROR DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
EXECUTIVE COMPENSATION
DIRECTOR COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
OPINION OF CITIGROUP GLOBAL MARKETS INC.
DISSENTERS’ RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT
EX-99.A.2.A: LETTER TO SHAREHOLDERS

Item 1.	Subject Company Information.

(a) The name of the subject company is Mentor Corporation, a Minnesota corporation (the “Company”). The address of the principal executive offices of the Company is 201 Mentor Drive, Santa Barbara, California 93111. The telephone number of the principal executive offices of the Company is (805) 879-6000.

(b) The title of the class of equity securities to which this statement relates is the Company’s common stock, par value $0.10 per share (the “Common Stock” or the “Shares”). As of the close of business on December 3, 2008, there were 33,770,050 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This statement relates to a tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, dated December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding shares of Common Stock, at a purchase price of $31.00 per share (such amount, or any other amount per Share paid pursuant to such tender offer, the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 1, 2008, by and among Parent, Offeror and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Minnesota Business Corporation Act (the “MBCA”), Offeror will merge with and into the Company (the “Merger”). At the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive net in cash, without interest and less any required withholding taxes, an amount equal to the Offer Price (the “Merger Consideration”) (other than shares of Common Stock that are owned by (i) Offeror, Parent or the Company, which will be cancelled, and (ii) shareholders, if any, who properly exercise their dissenters’ rights under the MBCA). Following the Effective Time, the separate corporate existence of Offeror will cease, and the Company will continue as a wholly owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Offeror is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the telephone number of the principal executive offices of Parent and Offeror is (732) 524-0400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent’s right, pursuant to the Merger Agreement and after acceptance of the Shares in the Offer for payment, to designate persons to the board of directors of the Company (the “Board”) other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

(a)  Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors and affiliates are described in the Information Statement.

Interests of Certain Persons.

Certain directors and executive officers of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain directors and executive officers of the Company under certain severance and other benefits agreements or arrangements.

Cash Consideration Payable Pursuant to the Offer.

If each of the directors and executive officers of the Company were to tender the Shares each owns for purchase pursuant to the Offer, each would receive the same per Share cash consideration on the same terms and conditions as the other shareholders of the Company. Any outstanding shares of Common Stock owned by such directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the Offer Price, without interest.

As of December 3, 2008, the Company’s directors and executive officers owned in the aggregate 203,838 shares of Common Stock (excluding restricted shares, performance stock units and shares issuable upon the exercise of options to purchase Common Stock). If the Company’s directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by Offeror at the Offer Price, the directors and executive officers would receive an aggregate amount of $6,318,981 net in cash, without interest and less any required withholding taxes.

Treatment of Options held by Executive Officers, Directors and Affiliates.

Pursuant to the Merger Agreement, each option to purchase shares of Common Stock, whether under any of the Company’s stock option plans or pursuant to individual award agreements (each, a “Company Stock Option”), will become fully exercisable and may be exercised before the Effective Time at such applicable time or times as specified in the Company’s stock plans. Each Company Stock Option outstanding immediately prior to the Effective Time (whether or not vested) will be cancelled at the Effective Time and each holder will be entitled to receive, in full satisfaction of such Company Stock Option, a single lump sum cash payment equal to the product of (i) the number of shares of Common Stock for which such Company Stock Option shall not theretofore have been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option.

As of December 3, 2008, the Company’s directors and executive officers held Company Stock Options to purchase in the aggregate 1,625,000 shares of Common Stock with an approximate aggregate dollar value equal to $2,873,172 (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Stock Options) net in cash, without interest and less any required withholding taxes.

Treatment of Restricted Stock held by Executive Officers, Directors and Affiliates.

Pursuant to the Merger Agreement, each share of Common Stock that is subject to vesting or other forfeiture restrictions or subject to a right of repurchase by the Company at a fixed purchase price (shares so subject, the “Company Restricted Shares”) that is outstanding immediately prior to the Effective Time will vest in full and be converted into the right to receive the Merger Consideration.

As of December 3, 2008, the Company’s directors and executive officers owned in the aggregate 120,729 Company Restricted Shares. If all of the Company Restricted Shares owned by the directors and executive officers were converted pursuant to the Merger Agreement, the directors and executive officers would receive an aggregate amount of $3,742,599 net in cash, without interest and less any required withholding taxes.

Treatment of Performance Stock Units held by Executive Officers, Directors and Affiliates.

Pursuant to the Merger Agreement, the terms of each outstanding performance stock unit award in respect of shares of Common Stock (collectively, the “Company PSU Awards”) will be adjusted as necessary to provide that (a) the applicable performance period shall terminate immediately prior to the Effective Time, and the greater of (i) 100% of the stock units subject to such Company PSU Award and (ii) the applicable percentage of stock units subject to such Company PSU Award determined in accordance with the vesting schedule set forth in the applicable award agreement based on the performance of the Common Stock for the shortened performance period relative to the performance of the Russell 2500 Growth Index for the same performance period, shall vest in full; (b) each such stock unit that so vests shall be converted into the right to receive the sum of (i) the Merger Consideration and (ii) a cash amount equal to the aggregate per-share amount of any ordinary cash dividends paid by the Company on the Common Stock during the shortened performance period; and (c) any stock units subject to such Company PSU Award that do not vest pursuant to the above shall terminate as of the Effective Time.

As of December 3, 2008, the Company’s directors and executive officers owned in the aggregate Company PSU Awards representing up to a maximum of 140,000 Shares. The Company expects that upon the closing of the Merger, these Company PSU Awards will be converted pursuant to the Merger Agreement, and that the directors and executive officers will receive in respect of these Company PSU Awards an aggregate amount of $4,340,000 net in cash, without interest and less any required withholding taxes.

Director and Officer Indemnification and Insurance.

Section 302A.521, subd. 2, of the MBCA requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with such proceeding if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (ii) acted in good faith; (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

Section 4.01 of the Amended and Restated Bylaws of the Company (the “Bylaws”) provides that the Company shall indemnify such persons, for such expenses and liabilities, in such manner, under such circumstances and to such extent, as required or permitted by MBCA, Section 302A.521, as amended from time to time, or as required or permitted by provisions of law; provided, however, that the Company shall not make advances to any person other than a director of the Company or of another corporation at least 80% of the shares of common stock of all classes of which are owned directly or indirectly by the Company (a “Subsidiary”) or an officer of the Company or of a Subsidiary who is elected by the directors of the Company or Subsidiary; and provided, further, that the Company shall not indemnify any person, other than a director of the Company or of a Subsidiary, or an officer of the Company or of a Subsidiary, who is elected by the directors, in respect of any judgment, penalty, fine, excise tax, settlement, expense or other matter for which such person shall have been finally determined to be liable by reason of his or her negligence, recklessness or willful misconduct.

As permitted by the Minnesota Statutes, Article IX of the Company’s Composite Restated Articles of Incorporation, as amended (the “Articles”), provides that a director of the Company shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 of the MBCA; (iv) for any transaction from which the director derived any improper personal benefit; or (v) for any act or omission occurring prior to the effective date of Article IX.

The Company has also entered into indemnification agreements with its directors and officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors’ and officers’ insurance coverage to such officers and directors to the extent the Company maintains a directors’ and officers’ insurance policy or policies. The description of the indemnification agreements entered into with the Company’s directors and certain former officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) which is incorporated herein by reference.

Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of the Company (the “Indemnified Persons”), as provided in the Articles, the Bylaws or any indemnification agreement between the Company and such directors or officers (in each case, as in effect on the date of the Merger Agreement or as amended or entered into prior to the Closing (as such term is defined in the Merger Agreement) with the consent of Parent). In addition, the Merger Agreement further provides that in the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys a material portion of its properties and other assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation expressly assume such obligations or Parent shall take such other action to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished.

The Merger Agreement further provides that Parent will obtain, at the Effective Time, a prepaid “tail” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each person covered by the Company’s directors’ and officers’ insurance policy on the date of the Merger Agreement on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that Parent shall not be obligated to pay more than $1,400,000 in the aggregate to obtain such coverage. In addition, in the event such coverage cannot be obtained for $1,400,000 or less in the aggregate, Parent shall be obligated to obtain, effective from the Effective Time and for six years thereafter, a prepaid policy providing the maximum coverage as may be obtained for such $1,400,000 aggregate amount.

Employment and Change of Control Arrangements with the Company.

Employment Agreement with Joshua Levine.

On August 25, 2005, the Company entered into an employment agreement with Mr. Levine, the Company’s President and Chief Executive Officer, which was amended and restated as of December 21, 2007. Under this agreement, Mr. Levine would be entitled to receive the following severance benefits if his employment is terminated within twelve months following a change of control of the Company following execution of a general release of claims: (i) payment of an amount equal to 36 months of his base salary in effect at the time of termination; (ii) payment of an amount equal to the full annual incentive bonus for which he is eligible, calculated based upon the bonus period in which the termination occurs; (iii) payment of full COBRA premiums for 24 months following termination or until Mr. Levine elects alternative coverage; and (iv) full vesting of all unvested stock options granted by the Company to Mr. Levine prior to the change of control. The consummation of the Offer would constitute a change of control under such employment agreement.

In addition, if Mr. Levine were to terminate his employment for Good Reason (as described below), whether or not in connection with a change of control, he would be entitled to receive the following severance benefits following execution of a general release of claims: (i) payment of an amount equal to 36 months of his base salary in effect at the time of termination; (ii) payment of a pro-rated amount of his eligible cash incentive bonus percentage of base salary; and (iii) payment of full COBRA premiums for 24 months following termination or until Mr. Levine elects alternative coverage.

The foregoing description of the employment agreement with Mr. Levine does not purport to be complete and is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(3), which is incorporated herein by reference. Further, the terms of such employment agreement have been modified by the retention agreement (as described below) by and among Mr. Levine, Parent and the Company.

Employment Agreements with Other Current Executive Officers.

The Company has entered into employment agreements with each of Michael O’Neill, Chief Financial Officer of the Company, Edward S. Northup, Chief Operating Officer of the Company and Joseph A. Newcomb, General Counsel and Secretary of the Company. These agreements all provide that if the executive officer is terminated within twelve months following a change of control of the Company, the executive officer would be entitled to receive the following severance benefits following execution of a general release of claims: (i) payment of an amount equal to 24 months of the executive officer’s base salary in effect at the time of termination; (ii) payment of an amount equal to the full annual incentive bonus for which the executive officer is eligible, calculated based upon the bonus period in which the termination occurs; (iii) payment of full COBRA premiums for 24 months following termination or until the executive officer elects alternative coverage; and (iv) full vesting of all unvested stock options granted by the Company to the executive officer prior to the change of control. The consummation of the Offer would constitute a change of control under each of the employment agreements described above.

In addition, if each of Mr. O’Neill, Mr. Northup and Mr. Newcomb were to terminate his employment for Good Reason (as described below), whether or not in connection with a change of control, he would be entitled to receive the following severance benefits following execution of a general release of claims: (i) payment of an amount equal to 24 months of his base salary in effect at the time of termination; (ii) payment of a pro-rated amount of his eligible cash incentive bonus percentage of base salary; and (iii) payment of full COBRA premiums for 24 months following termination or until the executive officer elects alternative coverage.

Under the terms of each of the employment agreements, including Mr. Levine’s employment agreement, “Good Reason” means the occurrence of any of the following without the executive officer’s written consent: (i) a significant reduction of material duties, position or responsibilities or removal from the executive officers’ position; (ii) a material reduction in base compensation or bonus other than a one-time reduction of not more than 10% that is applied to substantially all other senior executives; (iii) the executive officer must perform a significant portion of duties in a location more than 50 miles from the Company’s headquarters; or (iv) relocation of the Company’s headquarters to a location more than 50 miles from the Company’s current location in Santa Barbara, California.

The foregoing description of the employment agreements with Mr. O’Neill, Mr. Northup and Mr. Newcomb does not purport to be complete and is qualified in its entirety by reference to such agreements filed as Exhibit (e)(4), Exhibit (e)(5) and Exhibit (e)(6), respectively, each of which is incorporated herein by reference. Further, the terms of the employment agreements with Mr. Newcomb and Mr. Northup have been modified by the respective retention agreements (as described below) by and among the respective executive officer, Parent and the Company.

Executive Officer Retention Arrangements with Parent.

On November 30, 2008, each of Joshua H. Levine, Joseph A. Newcomb and Edward S. Northup entered into a retention letter agreement with Parent and the Company to continue his employment with the Company following the closing of the Merger. The retention agreements modify the executive officer’s rights and obligations under the executive’s employment agreement. Under each retention agreement, in exchange for the respective executive limiting his right under his existing employment agreement to terminate his employment for Good Reason following the closing of the Merger, he is entitled to the payment of a retention bonus in the form of a lump-sum amount equal to 36 months’ base salary in the case of Mr. Levine and 24 months’ base salary in the case of each of Mr. Newcomb and Mr. Northup. The executive officer must remain an active, full-time employee of the Company or Parent or any of their respective subsidiaries for a period of 12 months following the closing of the Merger in order to be eligible to receive the retention bonus. In addition, each executive officer is entitled to severance payments under the applicable employment agreement described above (other than the vesting of stock options or other equity-based or equity-related awards granted on or after the closing of the Merger) only in the event he is terminated within 12 months after the closing of the Merger for reasons other than (i) by the Company for Cause (as defined in each retention agreement and described below), (ii) by the Employee other than for Good Reason or (iii) due to the executive officer’s death or disability.

The retention agreements amend the definition of “Good Reason” in the employment agreements such that “Good Reason” means the occurrence of any of the following without the respective executive’s express written consent: (i) following a change of control, the Company assigning the executive duties or responsibilities that are substantially inconsistent with his professional skills and experience levels as of such change of control (without regard to the fact that the Company is no longer an independent publicly held company); (ii) a material reduction in base compensation other than a one-time reduction of not more than 10% that also is applied to substantially all other senior executives at the Company; or (iii) the executive officer must perform a significant portion of duties in a location more than 50 miles from the Company’s headquarters.

In addition, among other things, the retention agreements amend the definition of “Cause” to mean: (i) engaging in any material criminal activity or willful neglect of any material duty owed to the Company; (ii) material breach of a fiduciary duty owed to the Company or any material obligation of the executive under his employment agreement, as amended by the retention agreement; or (iii) conduct that threatens to do immediate and substantial harm to the Company’s business or reputation.

The foregoing description of the retention agreements does not purport to be complete and is qualified in its entirety by reference to the form of retention agreement, which is filed as Exhibit (e)(7) and is incorporated herein by reference.

(b)  Arrangements with Offeror and Parent.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Effects of the Merger Agreement on Dividend Policy

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, the Company shall not declare or pay any dividends on the Common Stock. Neither Parent nor Offeror anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Common Stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following December 1, 2008. The Company has previously periodically declared and paid cash dividends on the Common Stock. The following table sets forth, for the historical periods indicated, the quarterly cash dividends declared and paid per Share:

	Quarterly Cash Dividends Declared and Paid
	Fiscal Year Ended March 31,
	2009	2008	2007

First Quarter	$0.20	$0.20	$0.18
Second Quarter	0.20	0.20	0.18
Third Quarter	N/A	0.20	0.18
Fourth Quarter	N/A	0.20	0.20

Total	$0.40	$0.80	$0.74

Effects of the Merger Agreement on Indebtedness

The Merger Agreement provides that the Company shall use its commercially reasonable efforts to facilitate repayment of all amounts owing under the Company’s credit agreement dated as of May 25, 2005 with Bank of the West, Union Bank of California, N.A. and Wells Fargo, National Association, as amended (the “Credit Agreement”) and that certain credit agreement dated as of October 4, 2005, between the Company and Cooperative RaboBank Leiden, Leiderdorp en Oestgstgeest U.A.

Effects of the Merger Agreement on the Notes

The Merger Agreement provides that the Company shall, pursuant to and in accordance with the terms of the indenture governing the Company’s outstanding 2.75% Convertible Subordinated Notes due 2024 (the “Notes”), take all actions necessary to redeem all outstanding Notes with a redemption date of January 1, 2009, at a price not to exceed the redemption price as calculated pursuant to such indenture plus all accrued and unpaid interest thereon, and take all other actions as may be necessary to satisfy and discharge such indenture.

Item 4.	The Solicitation or Recommendation.

(a)  Recommendation.

At a meeting held on November 29, 2008, the Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the shareholders of the Company that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the shareholders of the Company and (iv) recommended that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

(b)	Background and Reasons for the Recommendation.

Background of the Offer and the Merger.

The Company has periodically reviewed and assessed trends and conditions impacting the Company and the medical aesthetics market generally, and from time to time the Board has reviewed the strategic options potentially available to the Company, including growth through product investments and targeted acquisitions of other businesses. The Company also has considered the possibility of various strategic combination transactions and commercial arrangements.

In 2004, the Company engaged a financial advisor to assist the Board as it explored strategic options, including a possible sale of the Company. Under the direction of the Board, the financial advisor contacted multiple potential strategic and financial buyers in 2004 and 2005 about purchasing the Company. This process did not generate any offers or other expressions of interest with respect to a purchase of the Company. Following this assessment of strategic alternatives, the Company adopted a business plan and strategy of focusing on the medical aesthetics market. In executing this strategy the Company planned to rely on its surgical breast implant business and use the operating income generated by that business to invest in the development of additional products for the medical aesthetic market. As part of this strategy, the Company sold its surgical urology and clinical consumer healthcare businesses in June 2006.

In the summer of 2006, Ethicon, Inc., a wholly owned subsidiary of Johnson & Johnson (“Ethicon”), initiated discussions with the Company concerning the possibility of engaging in certain marketing collaborations and other related commercial arrangements. In connection with and in furtherance of these discussions, on August 4, 2006, Ethicon and the Company executed a confidentiality agreement to enable the exchange of certain non-public information between the two entities. In the summer and early fall of 2006, senior executives of the Company and Johnson & Johnson discussed potential marketing collaborations and shared their respective views on the medical aesthetics industry. However, these discussions ceased in September 2006 before any agreement or arrangement was reached. The possibility of a sale of the Company to Ethicon or Johnson & Johnson was not discussed during the course of these conversations.

In June 2007, Ethicon approached the Company to discuss the possibility of a strategic transaction involving the Company and Ethicon and to gauge the Company’s interest in discussions concerning the possible sale of the Company to Ethicon. Ethicon informed the Company that its interest in a potential acquisition would be subject to receiving access to various non-public information and the completion of a comprehensive due diligence investigation of the Company. In connection with and to further facilitate these discussions, the Company and Ethicon executed a nondisclosure agreement (the “Confidentiality Agreement”) on June 14, 2007, to facilitate the Company providing Johnson & Johnson with access to non-public information concerning the Company.

From July 2007 to April 2008, the Company and Ethicon engaged in periodic communications in an effort to establish a framework for discussions concerning a potential strategic transaction, but no substantive discussions occurred and no information was exchanged. However, in May 2008, William C. Weldon, Johnson & Johnson’s Chairman and Chief Executive Officer, and Sherilyn McCoy, Johnson & Johnson’s Worldwide Chairman, Surgical Care Group, had dinner with Joseph E. Whitters, the Company’s Chairman of the Board of Directors, and Joshua H. Levine, the Company’s President and Chief Executive Officer and a member of the Board. Messrs. Weldon, Whitters and Levine and Ms. McCoy discussed the medical aesthetics industry, including U.S. and global market trends and conditions and the industry’s competitive landscape, and discussed whether there was any possibility of a strategic opportunity involving the Company and Ethicon. On May 7, 2008, in connection with ongoing discussions between the Company and Ethicon, the Confidentiality Agreement was amended to extend its term.

During the week of August 4, 2008, Johnson & Johnson requested, and the Company provided, certain business and financial information concerning the Company, including a summary five-year financial forecast and a strategic plan. The Company and Johnson & Johnson also arranged a meeting between Messrs. Whitters, Levine and Weldon and Ms. McCoy for August 18, 2008 in Santa Barbara, California.

During the August 18, 2008 meeting, Messrs. Whitters and Levine shared additional financial and business information with Johnson & Johnson. During the meeting, Mr. Weldon reiterated that Johnson & Johnson was interested in engaging in discussions and due diligence with respect to a potential acquisition of the Company. Mr. Weldon further stated that Johnson & Johnson’s preliminary view with regard to value suggested that Johnson & Johnson could be willing to pay as much as $1.2 billion to $1.5 billion for the Company in an all-cash transaction not subject to any financing condition. The Company calculated that such valuation would provide the shareholders with a 30-60% premium to the then 30-day trading average for the shares. However, Mr. Weldon emphasized that Johnson & Johnson’s interest in any potential transaction was subject to the outcome of a comprehensive due diligence investigation of the Company. Ms. McCoy indicated that Johnson & Johnson wished to begin this due diligence investigation during the first week of September 2008.

On the afternoon of August 18, 2008, the Board held a telephonic meeting. Members of the Company’s management and representatives of Morrison & Foerster LLP (“Morrison”), the Company’s outside legal counsel, attended the meeting. At the meeting, Messrs. Whitters and Levine presented the Board with an overview of that day’s meeting with Johnson & Johnson, including Johnson & Johnson’s indication of interest in purchasing the Company. The Board discussed how to respond to the indication in light of the fact that, at that time, no decision had been made to sell the Company. The Board determined to retain Citigroup Global Markets Inc. (“Citi”) to act as the Company’s financial advisor and to retain Morrison to act as the Company’s legal advisor in considering Johnson & Johnson’s indication of interest. The Board also decided to reconvene on August 20, 2008 to further discuss the appropriate response to Johnson & Johnson’s communications.

On August 20, 2008, the Board again met telephonically, together with members of the Company’s management and legal and financial advisors. The Board discussed with the Company’s management and advisors potential next steps with respect to a response to Johnson & Johnson’s proposal and scheduled a meeting on August 27, 2008 to further discuss the proposal.

On August 27, 2008, the Board met at the Morrison offices in San Francisco, California. Members of the Company’s management, as well as representatives of the Company’s legal and financial advisors, were present at the meeting. The Company’s legal advisor gave a presentation to the directors regarding their fiduciary duties to shareholders with respect to a potential change of control transaction. The Company’s financial advisor reviewed with the Board, among other things, the Company’s historical stock price performance, analyst stock price targets for the Company and a brief overview of certain of the Company’s products. The Company’s financial advisor also provided the Board with an overview of Johnson & Johnson, including highlights from certain historical Johnson & Johnson transactions, and certain preliminary transaction considerations, including potential sale process alternatives, various factors that might be considered by a strategic or financial buyer and structuring options and possible timeline for a transaction. The Company’s financial advisor also preliminarily discussed with the Board certain financial matters pertaining to the Company based upon information provided by the Company’s management.

The Board and the Company’s management and advisors discussed the possibility of a financial or strategic buyer acquiring the Company, and the view that there would likely be a limited number of interested parties given the complexity of the Company’s business, which is composed of three unique and distinct existing and potential product lines. The Board observed that the state of the credit markets at that time generated significant risks with respect to the ability of a potential financial buyer to obtain financing for, and to successfully consummate, any proposed transaction and, based on the foregoing, concluded that it was unlikely that a financial buyer would be able to match or exceed the valuation of the Company or provide the certainty offered by a strategic buyer. The Board also discussed with the Company’s management and financial advisor certain strategic companies that might have the capability and interest in acquiring a portion of the Company and the limited number of potential strategic buyers that might have the capability and interest in acquiring the entire Company. The Board considered, with input from the other participants in the meeting, the advisability of reviewing strategic alternatives potentially available to the Company, including entering into a sale process with one or more potential buyers, including Johnson & Johnson, remaining an independent company, and pursuing other means of monetizing the Company’s non-surgical businesses. The Board also considered the unsuccessful efforts to sell the Company in 2004 and 2005, which was a significantly more robust financial market and a significantly stronger economic environment. After lengthy discussion, the Board determined that a review of the prospects of the Company on a stand alone basis, as well as a review of other strategic alternatives, was important to enable the Board to formulate a view regarding the opportunity presented by Johnson & Johnson, and authorized and directed that the following actions be taken: (1) Mr. Levine, working with Mr. Whitters, was to communicate to Johnson & Johnson that no decision had been made to sell the Company, but that Johnson & Johnson would be allowed to conduct a due diligence investigation of the Company so that Johnson & Johnson could assess its interest in and valuation of the Company, (2) management, with the assistance of the Company’s financial advisor, was to conduct a review of strategic alternatives potentially available to the Company, and (3) an ad hoc committee of independent directors would be formed to oversee an analysis by management to assess the value of the Company’s intellectual property portfolio and evaluate other strategic alternatives for the portfolio. Katherine S. Napier, Burt E. Rosen and Margaret H. Jordan were designated as members of the ad hoc committee, with Ms. Napier designated as the chair.

Following the August 27, 2008 Board meeting, Mr. Levine telephoned Ms. McCoy and conveyed the Board’s decision to allow Johnson & Johnson to begin its due diligence investigation of the Company. Mr. Levine also emphasized to Ms. McCoy that, at that time, no decision had been made to sell the Company.

On August 28, 2008, representatives of Johnson & Johnson sent an initial due diligence request to Mr. Levine, and the Company began preparing a virtual data room that contained information and documentation requested by Johnson & Johnson. In connection with the ongoing due diligence review, Ethicon and the Company further amended the Confidentiality Agreement on September 4, 2008 to again extend its term. On September 9, 2008, representatives and advisors of Johnson & Johnson were given access to the virtual data room. Through November 4, 2008, representatives and advisors of Johnson & Johnson reviewed the information and documentation contained in the data room, and the Company’s management conducted numerous in person and telephonic meetings with representatives of Johnson & Johnson in connection with Johnson & Johnson’s due diligence review of the Company. During that time, Johnson & Johnson representatives also visited several of the Company’s facilities.

Between August 27, 2008 and September 15, 2008, the ad hoc committee of independent directors participated in several discussions with management and the Company’s financial advisor regarding the scope and strength of the Company’s intellectual property portfolio.

The Board held its annual meeting on September 15, 2008 in Irving, Texas. Members of the Company’s management and representatives of the Company’s legal and financial advisors attended a portion of the meeting. At this meeting, the Board received an update as to Johnson & Johnson’s ongoing due diligence investigation of the

Company. Pursuant to the Board’s prior instructions, management, with the assistance of the Company’s financial advisor, discussed with the Board potential structural alternatives to enhance shareholder value, including separating the Company’s toxin and dermal filler businesses and other potential means of monetizing those assets. After a lengthy discussion, the Board concluded that such structural alternatives were not viable at that time for, among others, financial and operational reasons. The Board was also updated on management’s forecast for the 2009 fiscal year, and management indicated to the Board that it was monitoring a decline in surgical breast implant procedural volume that had resulted in an unexpected drop in sales for August 2008.

On September 18, 2008, senior management of the Company, together with the Company’s financial advisor, met in Los Angeles, California with Ms. McCoy, Alex Gorsky, Company Group Chairman and worldwide Franchise Chairman of Ethicon, Gary J. Pruden, Worldwide President of Ethicon, and other representatives of Johnson & Johnson. The Company’s management shared additional business and financial information, including portions of the Company’s updated strategic plan, with the representatives of Johnson & Johnson. The Company also provided Johnson & Johnson with a preliminary summary of its expected financial results for the fiscal year ending March 31, 2009, which reflected a downward adjustment to the Company’s previous sales projections.

Following the September 18, 2008 meeting, in accordance with the Board’s directives, the Company’s financial advisor had frequent discussions with representatives of Johnson & Johnson about Johnson & Johnson’s interest in acquiring the Company.

On September 22, 2008, the Board met telephonically, together with members of the Company’s management and representatives of the Company’s financial advisor. Messrs. Levine and Whitters updated the Board on the September 18, 2008 meeting, as well as on Johnson & Johnson’s continuing due diligence investigation of the Company.

From mid-September 2008 to mid-October 2008, the global financial markets experienced significant volatility and an overall substantial decline in value, and the Company’s stock price declined from a high of more than $28 per Share to less than $17 per Share. Further, the Company continued to experience a decline in product demand resulting from a continuing decrease in elective surgical procedure volume, and the Company’s management evaluated its forecast for the 2009 fiscal year and strategic plan and determined that further downward adjustments to the fiscal year 2009 forecast and strategic plan were warranted based on these developments.

On October 3, 2008, Ms. McCoy indicated to Mr. Levine that, based upon the due diligence review Johnson & Johnson had conducted to date, Johnson & Johnson valued the Company in a range of between $1.3 billion and $1.5 billion. The Company determined that such valuation represented a per Share price of approximately $36 to $41. On October 5, 2008, the Board held a telephonic meeting at which members of the Company’s management and representatives of the Company’s legal and financial advisors were present. The Board was given an update on the discussions that had occurred with Johnson & Johnson since the September 22, 2008 Board meeting, including the indication of valuation that Johnson & Johnson had communicated on October 3, 2008. The Board discussed the indication and directed the Company’s management and financial advisor to convey to Johnson & Johnson that it would need to narrow its value range before the Board would further consider Johnson & Johnson’s indication of interest. Following the Board meeting, representatives of the Company’s financial advisor called representatives of Johnson & Johnson and conveyed the Board’s decision. On October 6, 2008, representatives of Johnson & Johnson indicated to representatives of the Company’s financial advisor that Johnson & Johnson had refined its valuation of the Company to a range of between $1.37 billion and $1.5 billion. The Company determined that such valuation represented a per Share price of approximately $38 to $41.

On October 9, 2008, the Board met telephonically, together with members of the Company’s management and representatives of the Company’s legal and financial advisors. The Board was updated on the discussions that had occurred with Johnson & Johnson since the October 5, 2008 meeting, including the refined valuation of the Company communicated by Johnson & Johnson on October 6, 2008. Management and the Company’s advisors also updated the Board on Johnson & Johnson’s continuing due diligence investigation of the Company. After discussion, the Board decided to further consider to Johnson & Johnson’s indication of interest at the upcoming Board meetings on October 20 and 21, 2008. Messrs. Whitters and Levine then gave a presentation to the Board on the decline in sales that occurred in August and September 2008, which primarily resulted from a drop in elective surgical procedure volume, and indicated that a revised 2009 forecast and strategic plan would be presented to the Board at the October 20, 2008 Board meeting.

On October 13, 2008, the Company provided Johnson & Johnson with an updated summary of its projected financial results for the fiscal year ending March 31, 2009, which reflected a further downward adjustment to the Company’s sales projections, and a preliminary summary of the Company’s expected financial results for the quarter ended September 26, 2008. On October 16, 2008, Ms. McCoy advised Mr. Levine that Johnson & Johnson had revised and lowered its valuation of the Company to $1.2 billion. Ms. McCoy explained to Mr. Levine that the revised valuation was a result of Johnson & Johnson’s ongoing diligence as well as its concerns regarding the Company’s deteriorating financial outlook and the then-current state of the global economic environment. The Company noted that the revised valuation represented a per Share price of $33.35 and determined that such price offered a premium of approximately 100% over the closing price of the Shares on the New York Stock Exchange (the “NYSE”) on October 16, 2008.

On October 20, 2008, the Board met in Marina del Rey, California. Members of the Company’s management and representatives of the Company’s legal and financial advisors participated in the meeting. Mr. Levine discussed with the Board, among other things, (i) the ongoing decline in the demand for the Company’s products, which was primarily driven by a decline in elective surgical procedures, (ii) global economic conditions that were negatively impacting elective surgical procedure volumes, (iii) management’s revised strategic plan, which showed substantial declines in anticipated revenues, and operating income and cash flows as compared to the previous plan, (iv) management’s revised forecast for the 2009 fiscal year, which reflected lower revenues, (v) management’s uncertainty regarding when demand for the Company’s products would reach previously anticipated levels and (vi) management’s view that the foregoing developments presented fundamental challenges to the Company’s core surgical implant business and created significant risks to the Company’s ability to continue to fund its product development efforts in accordance with its plan and remain an independent company. Mr. Levine also discussed with the Board certain financial data set forth in the projections described below under the heading “Financial Projections.” Following Mr. Levine’s presentation, the Board was given an update on the valuation that Johnson & Johnson had proposed on October 16, 2008. The Company’s financial advisor discussed with the Board recent events in the global financial markets and the significant decline in the trading price of the Shares since September 15, 2008 and noted that unprecedented volatility had occurred in the U.S. capital markets and, based on publicly available reports and data, that U.S. economic forecasts had been revised significantly downward. The Company’s financial advisor then updated the Board regarding certain financial matters pertaining to the Company based on financial information provided by the Company’s management. The Board also discussed with the Company’s management and financial advisor certain companies with businesses in or adjacent to the medical aesthetics industry that might have strategic interest in and be financially capable of acquiring portions of the Company’s business and the limited number of potential strategic buyers that might be interested in acquiring the entire Company. The Board then considered, with input from other participants, the advisability of: (a) proceeding with a sale of the Company to Johnson & Johnson; (b) proceeding with a broader sale process that would include Johnson & Johnson and other invited participants; and (c) remaining an independent company. The Board discussed whether the Company’s financial advisor should contact other prospective buyers in an effort to obtain a higher value for the Company. In these discussions, the Board focused, among other things, on the unsuccessful efforts to sell the Company in 2004 and 2005 and the fact, since 2005, that no other third parties with which the Company’s management had periodic business discussions, other than Johnson & Johnson, had expressed an interest in acquiring the Company. Based on these discussions, the Board determined that the absence of any indication of interest in 2004 and 2005, in a significantly more robust financial market and a significantly stronger economic environment with substantially greater financing opportunities the previously articulated views on the limited number of potential strategic buyers for the entire Company, made it unlikely that the Company would identify interested and financially capable buyers that could act without significant delay and with certainty in the current market in acquiring the entire Company. The Board also concluded that diverting management’s time and attention and committing the Company’s financial resources to such an effort in light of its unlikely prospect for success was not in the best interest of the Company or its shareholders. In addition, the Board expressed concern that pursuing other potential buyers would likely result in significant delays in finalizing an agreement with Johnson & Johnson. In particular, the Board was concerned that, in light of the continued deterioration of U.S. economic conditions and the difficulties facing the Company, there was significant risk that any such delay could lead to decreasing valuations for the Company by Johnson & Johnson or any other third party buyer, or could result in Johnson & Johnson deciding to terminate discussions and abandon its interest in purchasing the Company. The independent members of the Board (who were all of the members of the Board other than Mr. Levine) then met in an executive session with representatives of the Company’s legal advisor and discussed the directors’ duties to the Company’s shareholders and appropriate considerations when evaluating the alternatives of selling the Company and continuing as an independent entity. The independent directors then engaged in an extensive discussion of the matters presented at the Board meeting, with an emphasis on the continuing global economic turmoil, the decline in demand for the Company’s products and management’s revised outlook for the Company, and the challenges these facts posed to the Company’s core surgical implant business and the Company’s ability to remain an independent company. The independent directors considered these matters in light of the valuation ranges being proposed by Johnson & Johnson. Following this discussion, the independent directors unanimously concluded that the Company should proceed with negotiating a sale of the Company to Johnson & Johnson.

The Board meeting reconvened the morning of October 21, 2008, with members of the Company’s management and representatives of the Company’s legal and financial advisors present. Mr. Whitters presented the independent directors’ conclusion that the Company should proceed with negotiating a sale transaction to Johnson & Johnson. After discussion, the full Board unanimously determined that the Company should proceed with negotiating a sale of the Company to Johnson & Johnson, and instructed the Company’s management and legal and financial advisors not to actively solicit other potential buyers. The Board authorized and directed Mr. Whitters to contact Mr. Weldon to convey that the Company was interested in pursuing a sale transaction with Johnson & Johnson. The Board also instructed Mr. Whitters to encourage Johnson & Johnson to increase its valuation of the Company and instructed the Company’s management and legal and financial advisors to focus on obtaining deal protection provisions in the Merger Agreement that would not unduly deter other potential acquirers from proposing alternative transactions and would provide the Company with an ability to accept a superior acquisition proposal made by a third party after execution of the Merger Agreement.

Early in the afternoon of October 21, 2008, Mr. Whitters telephoned Mr. Weldon and encouraged Johnson & Johnson to increase its valuation of the Company. Mr. Weldon responded that he would need to discuss this matter internally, and that he would respond to Mr. Whitters after doing so.

On the afternoon of October 24, 2008, Mr. Weldon telephoned Mr. Whitters and conveyed that, due to financial market and other considerations, Johnson & Johnson was not willing to increase its indicated valuation of $1.2 billion for the Company. Later in the afternoon of October 24, 2008, the Board held a telephonic meeting in which representatives of the Company’s legal and financial advisors participated. Mr. Whitters updated the Board on his call with Mr. Weldon regarding Johnson & Johnson’s valuation of the Company. Following discussion, and in light of the matters discussed at the Board meetings on October 20 and 21, 2008, the Board unanimously supported pursuing a transaction with Johnson & Johnson at the $1.2 billion valuation level, and management and the Company’s legal and financial advisors were directed to continue negotiations with Johnson & Johnson.

In the evening of October 24, 2008, Johnson & Johnson delivered a draft of the Merger Agreement to the Company. On October 27, 2008, Morrison delivered comments on the draft Merger Agreement to Cravath, Swaine & Moore LLP (“Cravath”), outside legal counsel to Johnson & Johnson. On October 29, 2008, Cravath delivered a revised version of the draft Merger Agreement to Morrison.

On October 30, 2008, the Board held a telephonic meeting at which members of the Company’s management and representatives of the Company’s legal and financial advisors participated. Representatives of the Company’s legal advisor summarized certain principal terms and conditions of the draft Merger Agreement which had been previously distributed to the Board. The discussion focused on the terms and mechanics of the all-cash tender offer, issues relating to restrictions on the Company’s ability to solicit and accept an alternative acquisition proposal, the amount of the break-up fee potentially payable to Johnson & Johnson, the conditions to Johnson & Johnson’s obligation to complete the transaction, restrictions on the Company’s conduct during the period between signing of the Merger Agreement and the closing of the Merger, the Company’s representations and warranties and the rights of the parties to terminate the Merger Agreement. The directors indicated that they were primarily focused on the conditions to Johnson & Johnson’s obligation to complete the transaction and the Company’s ability to accept a superior acquisition proposal. In particular, the Board stated that it wanted to see improvement in the following provisions in the Merger Agreement: (a) the proposed break-up fee of 3.5% of the transaction value, (b) the proposed restrictions on the Company’s rights to terminate the agreement if the Board was presented with an unsolicited competing superior proposal, (c) the proposed definition of “material adverse effect” and (d) the proposed closing conditions. The Board directed the Company and its advisors to continue their discussions with Johnson & Johnson. In addition, the Board formed a special committee of “disinterested directors” (as defined in the MBCA) to evaluate, negotiate and approve a potential transaction with Johnson & Johnson. Messrs. Whitters, Emmons, Faster, and Rosen, and Ms. Jordan and Ms. Napier were designated to serve as the members of the special committee. Also at this meeting, the Board received a report from management indicating that sales of the Company’s products continued to be lower than expected for the full month of October primarily due to a continuing decrease in elective surgical procedure volumes.

During the evening of October 30, 2008, representatives of Morrison and Cravath discussed key issues relating to the draft Merger Agreement. On November 1, 2008, Morrison delivered an updated draft of the Merger Agreement to Cravath, and on November 2, 2008, representatives of Morrison and Cravath further discussed the outstanding issues with respect to the terms of the proposed transaction.

On November 3, 2008, Mr. Gorsky informed Mr. Levine that, in light of information recently received as part of the due diligence investigation, Johnson & Johnson was not prepared to proceed with a transaction with the Company at that time.

On November 4, 2008, the Board held a telephonic meeting at which members of the Company’s management and representatives of the Company’s legal and financial advisors were present. Mr. Levine updated the Board on the discussions that had taken place with Mr. Gorsky. Following discussion, the Board determined that the Company’s management needed to focus on the Company’s continuing operations in light of Johnson & Johnson’s reluctance to proceed with a transaction at that time, and directed management and the Company’s legal and financial advisors to cease negotiations and due diligence activities with Johnson & Johnson. However, management was directed to be responsive if Johnson & Johnson desired to re-engage in due diligence and negotiations. Following the meeting, Mr. Levine contacted Mr. Gorsky and conveyed the Board’s decision.

On November 5, 2008, the Company released its results of operations for its fiscal quarter ended September 30, 2008. In connection with this release, the Company lowered its guidance for the 2009 fiscal year by announcing that it anticipated revenue in the range of $355 million to $370 million and earnings per share in the range of $1.10 to $1.20. Prior to the time of the announcement, median analyst consensus estimates had projected that the Company would achieve revenue for the 2009 fiscal year of $402 million and earnings per share of $1.40.

Between November 4, 2008 and November 13, 2008, the Company conducted additional diligence to obtain information that it believed would assist Johnson & Johnson in completing its due diligence review of the Company. The Company shared this information with Johnson & Johnson on November 13, 2008.

On November 15, 2008, Mr. Levine and Mr. Gorsky discussed the additional information that was provided to Johnson & Johnson to assist in its due diligence investigation. Mr. Levine and Mr. Gorsky also discussed several items that Johnson & Johnson viewed as adversely impacting its valuation of the Company, including continued deterioration in demand for the Company’s products and the impact on the Company’s sales projections and other matters.

On November 17, 2008, Mr. Gorsky called Mr. Levine to convey a non-binding proposal to purchase the Company at a revised $1.1 billion valuation. The Company determined that such amount represented a per Share price of approximately $30.25. Johnson & Johnson’s proposal was not subject to a financing condition, but was contingent on satisfactory completion of Johnson & Johnson’s due diligence investigation. Mr. Gorsky explained to Mr. Levine that the revised valuation contained in this proposal was due to Johnson & Johnson’s concern regarding the continued deterioration in demand for the Company’s products and the receipt of new information regarding the competitive environment facing the Company.

On November 18, 2008, the Board held a telephonic meeting at which members of the Company’s management and representatives of the Company’s legal and financial advisors were present. Mr. Levine updated the Board on Johnson & Johnson’s revised non-binding proposal. Representatives of Morrison advised the directors regarding their fiduciary duties and also updated the Board on unresolved issues relating to the Merger Agreement. The Board, with input from others in attendance, discussed the continuing adverse developments in the global economy and the risks to the Company’s business plan, including weakness in the aesthetics market and continued deterioration in the Company’s sales and financial outlook. After extensive deliberation, the Board authorized and directed management and the Company’s legal and financial advisors to: (a) facilitate the completion of Johnson & Johnson’s diligence review of the Company (including providing renewed access to the virtual data room), and (b) communicate to Johnson & Johnson that the Board was prepared to continue with a transaction at a $1.150 billion valuation of the Company, subject to the requirements that (i) the transaction break-up fee be less than 3.0% of the value of the transaction and (ii) the definition of “material adverse effect” and certain of the closing conditions in the draft Merger Agreement be revised in a manner acceptable to the Board. During the afternoon of November 18, 2008, Johnson & Johnson and its advisors were again given access to the virtual data room, and Johnson & Johnson continued to work to complete its diligence investigation of the Company. In addition, in accordance with the Board’s directives, representatives of the Company’s financial advisor contacted Johnson & Johnson to arrange a conference call to discuss the Board’s view regarding valuation and certain open items in the draft Merger Agreement.

On November 20, 2008, the Company’s management and legal and financial advisors participated in a conference call with Johnson & Johnson and its legal advisor. The Company proposed a potential transaction at a $1.150 billion valuation and presented its position on the transaction break-up fee, definition of material adverse effect and certain closing conditions contained in the draft Merger Agreement. Following the conference call representatives of Morrison sent additional comments on the draft Merger Agreement to Cravath. Later in the day on November 20, 2008, Mr. Gorsky called Mr. Levine and proposed increasing Johnson & Johnson’s bid to a $1.117 billion valuation, which, according to the Company’s calculations, would represent a per Share price of $30.82. Mr. Gorsky also stated that Johnson & Johnson was willing to agree to a break-up fee of slightly less than 3.0% of the value of the transaction and to modify the definition of material adverse effect and certain closing conditions in the Merger Agreement in a manner that would be acceptable to the Board.

On November 21, 2008, the Board held a telephonic meeting at which members of the Company’s management and representatives of the Company’s legal and financial advisors were present. Mr. Levine updated the Board on the discussions that occurred on November 20, 2008 with Johnson & Johnson. After extensive discussions, the Board authorized and directed management and the Company’s legal and financial advisors to propose to Johnson & Johnson a transaction at $31.00 per Share. The Board noted that this represented a premium of approximately 110% over the closing price of the Shares on the NYSE on November 21, 2008. Following the meeting, Mr. Levine telephoned Mr. Gorsky and conveyed the Board’s desire to proceed with a transaction at $31.00 per Share. Shortly thereafter Mr. Gorsky called Mr. Levine and presented Johnson & Johnson’s revised offer to purchase the Company at $31.00 per Share, subject to satisfactory completion of the Merger Agreement and Johnson & Johnson’s due diligence investigation.

From November 21, 2008 to December 1, 2008, representatives of the Company and Johnson & Johnson had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Johnson & Johnson continued to finalize its due diligence review. Further, during this period, Mr. Levine and other members of the Company’s management had frequent discussions with Johnson & Johnson regarding certain amendments Johnson & Johnson required relating to their employment arrangements, which were pre-conditions to Johnson & Johnson’s signing of the Merger Agreement.

On November 29, 2008, the Board held a telephonic meeting with representatives of the Company’s legal and financial advisors. Prior to the meeting, the Board received the Merger Agreement in substantially final form, a summary of terms of the transaction, proposed Board resolutions and a financial presentation from Citi. At the meeting, representatives of Morrison advised the directors on their fiduciary duties and gave the Board a presentation on the terms of the Merger Agreement. Also at this meeting, the Company’s financial advisor reviewed with the Board its financial analysis of the $31.00 per Share cash consideration and rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated November 29, 2008, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $31.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Johnson & Johnson, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. After discussion, the special committee of disinterested directors unanimously approved the Offer and the Merger and adopted the Merger

Agreement, and recommended that the full Board do the same. Subsequently, the full Board unanimously approved the Offer and the Merger and adopted the Merger Agreement and unanimously resolved to recommend that the Company’s shareholders tender their Shares in the Offer.

Early in the morning of December 1, 2008, the Company, Johnson & Johnson and Offeror executed and delivered the Merger Agreement and related documents. Later that morning the Company and Johnson & Johnson issued a joint press release announcing the execution of the Merger Agreement.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors and, in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board considered a number of factors, including the following:

•	Financial Condition and Prospects of the Company; Economic Conditions. The Board’s knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with achieving and executing the Company’s business plan and strategy. The Board considered the Company’s projected revenues, operating income, cash flow and operating expenses and the current and expected conditions in the general economy and in the industry in which the Company operates. The Board discussed the challenges posed to the Company’s core surgical implant business that created risks to the Company’s ability to continue to fund its product development efforts in accordance with its plan and remain an independent company. Based on these considerations, the Board believed that the $31 per Share consideration in the Offer and the Merger would result in greater value to the Company’s shareholders than pursuing its current business plan.

•	Company Financial Forecasts. The Board examined the financial projections set forth in the forecasts described below under the heading “Financial Projections” and considered the discussion of management concerning them.

•	Competitive Environment. The Board considered the competitive environment in which the Company operates and the competitive challenges facing the Company if it remained as an independent company.

•	Historical Trading Prices; Premium to Market Price. The Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of approximately 92% over the closing price of the Shares on the NYSE on November 28, 2008 and a premium of approximately 110% over the closing price of the Shares on the NYSE on November 21, 2008, the date the Offer Price was agreed upon.

•	Cash Tender Offer; Timing of Closing; Certainty of Value. The Offer provides for a cash tender offer for all Shares held by Company shareholders to be followed by the Merger for the same consideration, thereby enabling Company shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares and eliminating any uncertainties in valuing the Merger consideration to be received by the Company shareholders. The Board also considered Johnson & Johnson’s size and financial position, and its ability to pay the Offer Price without the need for any external financing.

•	Strategic Alternatives. The Board considered the recent evaluations by the Board of the Company’s strategic alternatives. The Board also considered the risks inherent with remaining independent and the prospects of the Company going forward as an independent company.

•	Opinion and Analyses of the Company’s Financial Advisor. The opinion and financial presentation, dated November 29, 2008, of Citi to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $31.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Johnson & Johnson, Offeror and their respective affiliates), as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

•	Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The matters considered included:

•	Johnson & Johnson’s financial strength and the fact that Johnson & Johnson’s and Offeror’s obligations under the Offer are not subject to any financing condition.

•	The Board’s determination that the termination fee was reasonable and customary and would not likely deter competing bids.

•	The availability of dissenters’ rights with respect to the Merger for Company shareholders who properly exercise their rights under the MBCA.

•	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of significant required regulatory approvals.

•	The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a Superior Proposal (as defined in the Merger Agreement).

•	The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s shareholders with respect to the Offer and Merger if failure to take such action would be inconsistent with the Board’s fiduciary duties.

•	The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement if the Offer shall not have been consummated prior to June 1, 2009.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	Termination Fee. The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the insistence by Johnson & Johnson as a condition to its offer that the Company would be obligated to pay a termination fee of $31.0 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The conditions to Johnson & Johnson’s and Offeror’s obligation to accept the tendered Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

•	Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior consent of Johnson & Johnson.

•	Cash Consideration. The fact that, subsequent to consummation of the Merger, the Company will no longer exist as an independent public company and that the cash transaction prevents the Company’s shareholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at its recommendations, the Board was aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

Financial Projections

The Company’s management prepared certain non-public financial projections relating to the Company under alternative scenarios, referred to as “Management Case 1 Forecasts” and “Management Case 2 Forecasts.” These projections were presented to the Board by management on October 20, 2008.

The Management Case 1 Forecasts included the following estimates of the Company’s future revenues, which are aggregate figures (in millions):

	Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013

Total Revenues	$373	$385	$418	$473	$555

The Management Case 1 Forecasts also included the following estimates of the Company’s future earnings per share:

	Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013

Earnings Per Share	$1.26	$1.22	$1.34	$1.62	$2.02

The Management Case 1 Forecasts assumed, among other things, that (1) the Company does not lose surgical breast implant market share to Allergan, Inc. (“Allergan”), (2) a third breast implant competitor enters the U.S. market, (3) the Company’s toxin product does not outperform Allergan’s competitive product, (4) the Company utilizes a contract sales force for facial aesthetics, (5) the Company does not build a sales force to enter the neurology market, (6) a 19% average operating margin and (7) capital expenditures of (i) $34 million in fiscal year 2009, (ii) $27 million in fiscal year 2010, (iii) $16 million in fiscal year 2011, (iv) $17 million in fiscal year 2012 and (v) $15 million in fiscal year 2013.

The Management Case 2 Forecasts included the following estimates of the Company’s future revenues, which are aggregate figures (in millions):

	Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013

Total Revenues	$373	$400	$451	$537	$660

The Management Case 2 Forecasts also included the following estimates of the Company’s future earnings per share:

	Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013

Earnings Per Share	$1.26	$1.26	$1.44	$1.84	$2.40

The Management Case 2 Forecasts were based on the same assumptions used for the Management Case 1 Forecasts, except the Management Case 2 Forecasts assumed that (1) a third breast implant competitor does not enter the U.S. market, (2) the Company’s toxin product outperforms Allegan’s competitive product and (3) the Company builds a sales force to enter the neurology market.

There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct. The Company’s shareholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The projections set forth above were provided to the Company’s financial advisor in connection with its opinion described below. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company’s Independent Registered Public Accounting Firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended March 31, 2008. In this regard, on November 5, 2008, the Company announced revised guidance for its 2009 fiscal year that is lower than the above projections. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the Company’s Form 10-K.

The inclusion of the above projections should not be regarded as an indication that any of the Company, Johnson & Johnson or their respective affiliates, representatives or advisors considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

None of the Company, Johnson & Johnson or any of their respective affiliates, representatives or advisors intends to update or otherwise revise the projections or information based thereon to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

(c)  Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate and subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)  Opinion of the Company’s Financial Advisor.

The Company retained Citi to act as its financial advisor in connection with the Offer and the Merger. In connection with Citi’s engagement, the Board requested that Citi evaluate the fairness, from a financial point of view, to the holders of Shares (other than Parent, Offeror and their respective affiliates) of the $31.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by such holders. On November 29, 2008, at a meeting of the Board held to evaluate the Offer and the Merger, Citi rendered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 29, 2008, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $31.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, which describes, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex II. Citi’s opinion was provided to the Board for its information in connection with its evaluation of the $31.00 per Share cash consideration from a financial point of view, does not address any other aspect of the Offer or the Merger and is not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Shares in the Offer or how such shareholder should vote or act on any matters relating to the Offer or the Merger. Holders of the Shares are encouraged to read this opinion carefully in its entirety. The summary of Citi’s opinion below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Citi:

•	reviewed a draft dated November 28, 2008 of the Merger Agreement;

•	held discussions with the Company’s senior officers, directors and other representatives and advisors concerning the Company’s business, operations and prospects;

•	reviewed publicly available business and financial information relating to the Company;

•	reviewed financial forecasts and other information and data relating to the Company prepared by the Company’s management under alternative industry, business and growth scenarios;

•	reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Shares, the Company’s historical and projected earnings and other operating data and the Company’s capitalization and financial condition;

•	analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company;

•	considered, to the extent publicly available, the financial terms of other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and on the assurances of the Company’s management that it was not aware of any relevant information that was omitted or remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the Company’s management, and Citi assumed, with the Company’s consent, that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance under the alternative industry, business and growth scenarios reflected in such forecasts. Citi relied, at the Company’s direction, without independent verification, on the assessments of the Company’s management as to the Company’s products and product candidates and the risks associated with such products and product candidates (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and product candidates). Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company and Citi did not make any physical inspection of the Company’s properties or assets.

Citi assumed, with the Company’s consent, that the Offer and the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, the Offer or the Merger. In addition, representatives of the Company advised Citi, and Citi assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi’s opinion did not address any terms or other aspects or implications of the Offer or the Merger (other than the $31.00 per Share cash consideration to the extent expressly specified in the opinion) or any aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with, or otherwise contemplated by, the Offer or the Merger. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the $31.00 per Share cash consideration. Citi was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor was Citi requested to consider, and its opinion did not address, the Company’s underlying business decision to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. The issuance of Citi’s opinion was authorized by its fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s control. No company, business or transaction used as a comparison in those analyses is identical or directly comparable to the Company or the Offer and the Merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent and the decision to enter into the Merger Agreement was solely that of the Board. Citi’s opinion was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses reviewed with the Board on November 29, 2008 in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses. For purposes of its analyses, Citi reviewed financial forecasts and other information and data relating to the Company prepared by the Company’s management under alternative industry, business and growth scenarios, referred to as “Management Case 1 Forecasts” and “Management Case 2 Forecasts.” The Management Case 2 Forecasts generally reflected stronger financial performance for the Company than were reflected in the Management Case 1 Forecasts under the assumptions of the Company’s management that, among other things, no competitors to the Company would enter the U.S. breast implant market, certain of the

Company’s product candidates would outperform a competing product and the Company would build a sales force to target the neurology market.

Selected Companies Analysis

Citi reviewed financial and stock market information of the Company and the following 20 selected publicly traded medical device and specialty pharmaceutical companies:

Mid-Cap Medical Device Companies	Large-Cap Medical Device Companies	Specialty Pharmaceutical Companies

• Advanced Medical Optics, Inc.	• Boston Scientific Corporation	• Alcon, Inc.
• American Medical Systems Holdings, Inc.	• Covidien Ltd. • C.R. Bard, Inc.	• Allergan, Inc. • Cephalon, Inc.
• The Cooper Companies, Inc. • Integra LifeSciences Holdings Corporation • Kinetic Concepts, Inc. • Nobel Biocare Holding AG • Straumann Holding AG	• Medtronic, Inc.	• Forest Laboratories, Inc. • Ipsen SA • Medicis Pharmaceutical Corporation • Sepracor Inc. • Shire plc • Warner Chilcott Limited

Citi reviewed, among other things, enterprise values of the selected companies, calculated as fully diluted equity value based on closing stock prices on November 25, 2008, plus debt, less cash, as a multiple of calendar year 2009 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Citi also reviewed equity values of the selected companies, based on closing stock prices on November 25, 2008, as a multiple of calendar year 2009 estimated earnings per share (excluding certain one-time nonrecurring items), referred to as P/E. Citi then applied a selected range of calendar year 2009 estimated EBITDA multiples of 6.5x to 8.0x and estimated P/E multiples of 8.5x to 12.5x derived from the selected companies to corresponding data of the Company. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of the Company were based on the Management Case 2 Forecasts and other estimates of the Company’s management. This analysis indicated an implied per share equity value reference range for the Company of approximately $10.00 to $19.00 per Share, as compared to the $31.00 per Share cash consideration.

Selected Precedent Transactions Analysis

Citi reviewed the transaction values of the following 17 transactions involving medical device and pharmaceutical companies:

Acquiror	Target

• Abbott Laboratories	• Kos Pharmaceuticals, Inc.
• Allergan, Inc.	• Inamed Corporation
• Blackstone Capital Partners V L.P.	• Encore Medical Corporation
• Cardinal Health, Inc.	• Alaris Medical Systems, Inc.
• Chiron Corporation	• PowderJect Pharmaceutical plc
• Consortium led by JPMorgan Partners LLC and DLJ Merchant Banking Partners	• Warner Chilcott Limited
• Hologic, Inc.	• Cytyc Corporation
• King Pharmaceuticals, Inc.	• Meridian Medical Technologies, Inc.
• Koninklijke Philips Electronics N.V.	• Respironics, Inc.
• Nycomed US Inc.	• Bradley Pharmaceuticals, Inc.
• Protein Design Labs, Inc.	• ESP Pharma, Inc.
• Shionogi & Co., Ltd.	• Sciele Pharma, Inc.
• Solvay SA	• Fournier Pharma Inc.
• Stiefel Laboratories, Inc.	• Connetics Corporation
• Teleflex Incorporated	• Arrow International, Inc.
• TPG Capital L.P.	• Axcan Pharma Inc.
• Warburg Pincus LLC	• Bausch & Lomb Incorporated

Citi reviewed, among other things, transaction values in the selected transactions, calculated as the purchase prices paid for the target companies, as a multiple of latest 12 months EBITDA. Citi then applied a selected range of latest 12 months EBITDA multiples of 12.5x to 16.5x derived from the selected transactions to the Company’s EBITDA for the latest 12 months ended September 26, 2008. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of the Company were based on publicly available information. This analysis indicated an implied per share equity value reference range for the Company of approximately $31.00 to $40.00 per Share, as compared to the $31.00 per Share cash consideration.

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company could generate during the Company’s fiscal years 2009 through 2013 based on both the Management Case 1 Forecasts and the Management Case 2 Forecasts. Estimated terminal values for the Company were calculated by applying terminal value multiples of 7.5x to 8.5x to the Company’s fiscal year 2013 estimated EBITDA under both the Management Case 1 Forecasts and the Management Case 2 Forecasts. The cash flows and terminal values were then discounted to present value as of November 30, 2008 using discount rates ranging from 8.8% to 10.3%. This analysis indicated implied per share equity value reference ranges for the Company of approximately $22.00 to $26.00 per Share (under the Management Case 1 Forecasts) and approximately $26.00 to $31.00 per Share (under the Management Case 2 Forecasts), as compared to the $31.00 per Share cash consideration.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Citi was retained by the Company to act as its financial advisor in connection with the Offer and the Merger. Under the terms of Citi’s engagement, the Company has agreed to pay Citi for its financial advisory services in connection with the Offer and the Merger an aggregate fee of approximately $7.9 million, $2.0 million of which was payable in connection with the delivery of its opinion and approximately $5.9 million of which is contingent upon completion of the Offer and the Merger. The Company also has agreed to reimburse Citi for expenses incurred by Citi in performing its services, including fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Citi and its affiliates in the past have provided, currently are providing and in the future may provide, services to Parent unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, having acted as (i) joint book-running manager and/or co-manager for Parent in connection with $2.6 billion investment-grade note offerings in August 2007, €1.0 billion and £500 million investment-grade note offerings in October 2007 and $1.6 billion investment-grade note offerings in June 2008 and (ii) joint bookrunner in connection with, and lender under, a $7.7 billion revolving credit facility of Parent in 2008. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of the Company and Parent for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations to shareholders on its behalf in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

			Number of	Price per
Name/Title	Date	Nature of Transaction	Shares	Share

Walter Faster, Director	11/25/2008	Bona fide gift to third party	5,462	$0.00
Michael O’Neill, Chief Financial Officer	12/03/2008	Payment of tax liability incident to vesting of restricted shares by delivering securities	1,967	$30.60

On December 1, 2008, the Company issued 1,249 shares pursuant to the Company’s Employee Stock Purchase Plan to plan participants at a per share price of $22.67.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and its controlled subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided that the Top-Up Option shall not be exercisable for a number of shares of Common Stock in excess of (i) the number of shares of Common Stock authorized and unissued or held in the treasury of the Company (giving effect to the shares of Common Stock issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Common Stock as if such shares were outstanding) or (ii) 19.90% of the number of outstanding shares of Common Stock or voting power of the Company, in each case as of immediately prior to and after giving effect to the issuance of the Top-Up Shares. The Top-Up Option is exercisable only once following the closing of the Offer and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger

Agreement in accordance with its terms. The obligation of the Company to issue and deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject only to the condition that no Restraint (as defined in the Merger Agreement) preventing the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise shall be in effect. The purchase price owed by Offeror to the Company for the newly issued Shares shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by Offeror to the Company of a promissory note on terms reasonably satisfactory to the Company.

Statutory Requirements.

In general, under the MBCA, a merger of two Minnesota corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the shareholders of each corporation by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote on such matter, unless otherwise provided for in that corporation’s articles of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of the Company’s shareholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. If the Minimum Tender Condition (as defined in the Offer to Purchase) and the other conditions of the Offer are satisfied and the Offer is completed, Parent and Offeror will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares.

The MBCA also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, such parent corporation can effect a short-form merger with such subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Offeror acquires or controls at least 90% of the outstanding Shares, Offeror may, and intends to, effect the Merger without prior notice to, or any action by, any other shareholders of the Company.

Going Private Transactions.

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Offeror seeks to acquire the remaining Shares not held by it. The Company believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer.

State Takeover Statutes.

The Company is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act (the “MCSAA”) and the Minnesota Business Combination Act (the “Combination Act”). The Company has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions contemplated thereby so that these laws do not affect the ability of Parent and Offeror to consummate the Offer or the Merger.

Minnesota Control Share Acquisition Act.

The Company is currently subject to the MCSAA under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Articles and Bylaws do not exclude the Company from the restrictions imposed by the MCSAA. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Board approved the Offer and the Merger for purposes of the MCSAA. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Tender Condition is satisfied, the Offer is not subject to the MCSAA under MBCA Section 302A.671.

Minnesota Business Combination Act.

The Company is currently subject to the Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved Offeror’s acquisition of the Shares pursuant to the Offer and the subsequent Merger, which Offeror intends to complete if it consummates the Offer, for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to Offeror’s intended consummation of the Merger following Offeror’s acquisition of the Shares pursuant to the Offer and the Merger.

“Fair Price” Provision.

MBCA Section 302A.675 provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, composed solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. Because (i) a committee of the Board comprised solely of disinterested directors approved Offeror’s acquisition of Shares pursuant to the Offer and the subsequent Merger, which Offeror intends to complete if it consummates the Offer, for the purposes of the MBCA and (ii) the Merger Consideration will be equal to the Offer Price, the restrictions of MBCA Section 302A.675 do not apply to Offeror’s intended consummation of the Merger following Offeror’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute.

The Minnesota Takeover Disclosure Law (the “MTDL”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires certain disclosures and the filing of certain disclosure materials with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. Offeror has agreed to file a registration statement with the Commissioner on the date of the Offer to Purchase or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the MTDL, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the MTDL, Offeror has not conceded that some or all of the provisions of the MTDL are applicable, valid, enforceable or constitutional.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted these laws. To the extent that these state takeover statutes (other than the Minnesota laws described above) purport to apply to the Offer or the Merger, Parent and Offeror have stated their belief that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations, other than as set forth in this Schedule 14D-9. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Offeror or any of its affiliates and the Company, Offeror has stated it will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Offeror might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered.

Dissenters’ Rights.

No rights to seek to obtain the “fair value” of their Shares are available to the Company’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, less any required withholding taxes to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, the Company may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer or Merger, are not opinions as to fair value under the MBCA. Under Subdivision 4 of Section 302A.471 of the MBCA, a shareholder of the Company’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A shareholder of the Company has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. If any shareholder of the Company who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) its dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the share certificate or share certificates formerly representing such dissenting Shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

United States Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If the waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about December 16, 2008, and if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 31, 2008, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order upon a finding that Parent failed to comply substantially with the HSR Act notification requirements. The FTC or the Antitrust Division may terminate the extended waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as the Offeror’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Offeror, the FTC or the Antitrust Division could take any action authorized by the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.

The Company and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any such laws are applicable and any foreign governmental entity takes an action authorized by such laws to prohibit the completion of the Offer prior to its completion, Offeror may not be obligated to accept for payment or pay for any Shares tendered.

Certain Litigation

On December 9, 2008, Steamfitters Local 449 Pension Fund filed a purported shareholder class action complaint in California Superior Court for Santa Barbara County against the Company and its directors in connection with the Offer and the Merger. The suit alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to the Company by seeking to sell the Company through an allegedly unfair process. The suit seeks various equitable relief related to the Offer and the Merger and the process by which offers or potential offers are evaluated. The Company believes the allegations are without merit and intends to defend against them vigorously.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2008.*†
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*†
(a)(1)(C)	Notice of Guaranteed Delivery.*†
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on December 12, 2008.*
(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(1)(H)	Correction to Global Key Messages (incorporated by reference to the pre-commencement Schedule TO filed with the SEC by Johnson & Johnson on December 2, 2008).
(a)(2)(A)	Letter to Shareholders from the Chief Executive Officer of Mentor Corporation, dated December 12, 2008.†
(a)(2)(B)	Joint press release issued by Johnson & Johnson and Mentor Corporation on December 1, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(C)	Letter to suppliers of Mentor Corporation from the Chief Executive Officer of Mentor Corporation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(D)	Slides from standby Investor Relations Talking Points presentation by the Chief Financial Officer of Mentor Corporation to investors (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(E)	Slides from presentation by the Chief Executive Officer of Mentor Corporation to Mentor Corporation employees, dated as of December 1, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(F)	Standby Statement for use with Media and Analyst Audiences (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(G)	Letter to key opinion leaders of Mentor Corporation from the Chief Executive Officer of Mentor Corporation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(H)	Letter to clinical investigators of Mentor Corporation from the Chief Executive Officer of Mentor Corporation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(I)	E-mail distributed by the Chief Executive Officer of Mentor Corporation to Mentor Corporation employees, dated December 1, 2008 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(J)	Discussion Points for use by Mentor Field Sales & Customer Service (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(K)	Letter to distributors of Mentor Corporation from the Chief Executive Officer of Mentor Corporation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(L)	Letter to customers of Mentor Corporation from the Chief Executive Officer of Mentor Corporation (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).

Exhibit No.	Description

(a)(2)(M)	Global Key Messages (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC by Mentor Corporation on December 1, 2008).
(a)(2)(N)	Press Release issued by Johnson & Johnson on December 12, 2008.*
(e)(1)	Agreement and Plan of Merger, dated as of December 1, 2008, by and among Johnson & Johnson, Maple Merger Sub, Inc., and Mentor Corporation (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed with the SEC by Mentor Corporation on December 2, 2008).
(e)(2)	Form of Indemnity Agreement with directors of Mentor Corporation (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by Mentor Corporation on November 29, 2006).
(e)(3)	Employment Agreement, dated as of August 25, 2005, and as amended and restated as of December 21, 2007, by and between Mentor Corporation and Joshua Levine (incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q for the quarter ended December 28, 2007 filed with the SEC by Mentor Corporation on February 2, 2008).
(e)(4)	Employment Agreement, dated as of November 13, 2007, and as amended and restated as of December 21, 2007, by and between Mentor Corporation and Michael O’Neill (incorporated by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q for the quarter ended December 28, 2007 filed with the SEC by Mentor Corporation on February 2, 2008).
(e)(5)	Employment Agreement, dated as of February 5, 2007, and as amended and restated as of December 21, 2007, by and between Mentor Corporation and Edward S. Northrup (incorporated by reference to Exhibit 10.10 of the Quarterly Report on Form 10-Q for the quarter ended December 28, 2007 filed with the SEC by Mentor Corporation on February 2, 2008).
(e)(6)	Employment Agreement, dated as of June 26, 2006, and as amended and restated as of December 21, 2007, by and between Mentor Corporation and Joseph A. Newcomb (incorporated by reference to Exhibit 10.9 of the Quarterly Report on Form 10-Q for the quarter ended December 28, 2007 filed with the SEC by Mentor Corporation on February 2, 2008).
(e)(7)	Form of Retention Agreement by and among Johnson & Johnson, Mentor Corporation and employee, dated as of November 30, 2008 (incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed with the SEC by Mentor Corporation on December 2, 2008).
(g)	None.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.
Annex II	Opinion of Citigroup Global Markets Inc. to the Board of Directors of Mentor Corporation, dated November 29, 2008.
Annex III	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act.

*	Incorporated by reference to the Schedule TO filed by Maple Merger Sub, Inc. and Johnson & Johnson on December 12, 2008.

†	Included in materials mailed to shareholders of Mentor Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joshua H. Levine
Name:     Joshua H. Levine

Title:	President and Chief Executive Officer

Dated: December 12, 2008

ANNEX I

MENTOR COPORATION
201 MENTOR DRIVE
SANTA BARBARA, CALIFORNIA 93111
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 12, 2008 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Mentor Corporation (the “Company” or “Mentor”) with respect to the cash tender offer by Maple Merger Sub, Inc. (“Offeror”), a Minnesota corporation and a wholly owned subsidiary of Johnson & Johnson (“Johnson & Johnson” or “Parent”), a New Jersey corporation, to the holders of record of shares of all of the outstanding common stock, par value $0.10 per share, of the Company (the “Common Stock” or the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Johnson & Johnson to a majority of the seats on the board of directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 1, 2008 (the “Merger Agreement”), by and among Johnson & Johnson, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on December 12, 2008 to purchase all outstanding shares of Common Stock at a price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated December 12, 2008 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on January 12, 2009. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Johnson & Johnson with the Securities and Exchange Commission (the “SEC”) on December 12, 2008.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with the appointment of Johnson & Johnson’s designees to the Board. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

The Merger Agreement provides that upon the acceptance for payment of shares of the Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, Johnson & Johnson will be entitled to designate, from time to time, such number of members of the Board as will give Johnson & Johnson representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (a) the total number of directors (giving effect to the directors elected or appointed pursuant to the Merger Agreement) multiplied by (b) the percentage that (i) the number of shares of Common Stock owned by Johnson & Johnson and its controlled subsidiaries (including shares of Common Stock accepted for payment pursuant to the Offer and any Top-Up Shares (as defined in the Merger Agreement)) bears to (ii) the number of shares of the Common Stock then outstanding; provided, however, that Johnson & Johnson shall be entitled to designate at least a majority of the members of the Board (as long as Johnson & Johnson and its affiliates beneficially own a majority of the shares of the Common Stock). Further, subject to applicable law, the Company will cause individuals designated by Johnson & Johnson to constitute such number of members of each committee of the Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board, other than any committee established to take an Independent Director Approval Action (as defined below).

In connection with the foregoing, the Company shall take all action reasonably requested by Johnson & Johnson necessary to effect any such election or appointment, including increasing the size of the Board and/or obtaining the resignation of such number of its current directors as, in each case, is necessary to enable Johnson & Johnson’s designees to be elected or appointed to the Board in compliance with applicable law.

The Merger Agreement also provides that following the election or appointment of Johnson & Johnson’s designees to the Board and until the Effective Time (as such term is defined in the Merger Agreement), the affirmative vote of a majority of the Independent Directors (as such term is defined in the Merger Agreement) then in office will be required for the Company to consent (a) to amend or terminate the Merger Agreement, (b) to waive any of the Company’s rights or remedies under the Merger Agreement or (c) to extend the time for the performance of any of the obligations or other acts of Johnson & Johnson or Offeror (collectively, the “Independent Director Approval Actions”). Further, until the Effective Time, the Company shall cause the Board of the Company to maintain at least three Independent Directors; provided, however, that, if the number of Independent Directors is reduced below three for any reason, the remaining Independent Directors shall be entitled to elect or designate a person to fill such vacancy who shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, employees, shareholders or affiliates of the Company, Johnson & Johnson or Offeror, and such persons shall be deemed to be Independent Directors.

The Merger Agreement further provides that the directors of Offeror immediately prior to the Effective Time will be the directors of the surviving corporation in the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Johnson & Johnson, Offeror and Johnson & Johnson’s designees has been furnished to the Company by Johnson & Johnson, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Johnson & Johnson has informed the Company that it will choose its designees for the Board from the list of persons set forth below. The following table, prepared from information furnished to the Company by Johnson & Johnson, sets forth, with respect to each individual who may be designated by Johnson & Johnson as one of its designees, the name, age of the individual as of December 3, 2008, present principal occupation and employment history during the past five (5) years. Johnson & Johnson has informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address for each such individual is c/o Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Background

Gary J. Pruden(1)	47	Director of the Offeror. Worldwide President of Ethicon Products. Served as Worldwide President of Ethicon Products since 2006. President of Janssen-Ortho Canada from 2004 to 2006.
Susan E. Morano(1)	44	Chief Executive Officer of the Offeror. Worldwide Vice President, New Business Development, of Ethicon, Inc., a subsidiary of Johnson & Johnson. Served as Worldwide Vice President, New Business Development, of Ethicon, Inc. since 2007. Vice President, New Business Development, of Cordis Corporation, a subsidiary of Johnson & Johnson, from 2000 to 2007.
Kenneth J. Tompkins(1)	44	Chief Financial Officer of Offeror. Chief Financial Officer of Ethicon, Inc. Served as Chief Financial Officer of Ethicon, Inc. since 2006. Chief Financial Officer of ALZA Corporation from 2003 to 2006.

Name	Age	Background

Richard D. Gooding(1)	52	Vice President of the Offeror. Director of New Business Development of Ethicon, Inc. Served as Director of New Business Development of Ethicon, Inc. since 2003.
Allen Y. Kim	40	Assistant General Counsel of Johnson & Johnson since May 2004. Previously served as Senior Counsel to Johnson & Johnson.
Steven Rosenberg	49	Secretary of Johnson & Johnson since 2006. Has served as Assistant General Counsel of Johnson & Johnson for over five years.
Michele Mangini	42	Assistant Patent Counsel for Johnson & Johnson for past five years.
Christi Shaw-Sarubbi(1)	42	Vice President Worldwide Marketing of Ethicon Products since August 2007; Vice President of New Business Development for Ethicon Products from January 2007 to August 2007; Vice President of Future & Business Analytics for Ortho Women’s Health USA from January 2006 to January 2007; Vice President of Sales & Marketing for Ortho Women’s Health USA from October 2005 to January 2006; Vice President of Marketing for Ortho Women’s Health from June 2005 to October 2005; Director of Marketing for Ortho McNeil from December 2004 to June 2005; Group Product Director of Janssen USA Pharmaceuticals from 2003 to December 2004.

(1)	The business address for Messrs. Pruden, Tompkins and Gooding and Ms. Morano and Ms. Shaw-Sarubbi is Ethicon, Inc., Route 22 West, Somerville, New Jersey 08876.

None of Johnson & Johnson’s designees is a director of, or holds any position with, the Company. Johnson & Johnson has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Johnson & Johnson has advised the Company that, to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that Johnson & Johnson’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Johnson & Johnson’s designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Johnson & Johnson’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 25,000,000 shares of preferred stock. As of the close of business on December 3, 2008, there were 33,770,050 shares of Common Stock outstanding.

The Common Stock is the Company’s only outstanding class of voting securities that is entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of December 3, 2008.

Name	Age	Position(s)

Joseph E. Whitters	50	Chairman of the Board
Michael L. Emmons	67	Director
Walter W. Faster	75	Director
Margaret H. Jordan	65	Director
Joshua H. Levine	50	President, Chief Executive Officer and Director
Katherine S. Napier	53	Director
Burt E. Rosen	59	Director
Edward S. Northup	60	Vice President, Chief Operating Officer
Michael O’Neill	49	Vice President, Chief Financial Officer and Treasurer
Joseph A. Newcomb	58	Vice President, General Counsel and Secretary

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Joseph E. Whitters has served as a director since 2004. Mr. Whitters has served as an Advisor to Frazier Healthcare Ventures, a health care focused venture capital firm, since 2005. From 1986 until 2005 he held various financial, accounting and tax positions at First Health Group Corp., a managed health care company, including serving as Chief Financial Officer from 1988 until 2004. First Health Group Corp. was acquired in January 2005. Prior to joining First Health Group Corp., Mr. Whitters was employed in various financial, accounting and tax positions by United HealthCare Corp., Overland Express and Peat Marwick. Mr. Whitters is a certified public accountant. He is also a director of Omnicell, Inc. and Luminent Mortgage Capital.

Michael L. Emmons has served as a director since 2004. Mr. Emmons retired from Accenture, a worldwide consulting firm (formerly known as Andersen Consulting) in August 2001 where he had developed and managed its worldwide tax function since 1995. Prior to joining Accenture, he had been a tax partner with Arthur Andersen & Co., where he was employed for over 28 years in various tax and management positions. Mr. Emmons is a certified public accountant and an attorney. Mr. Emmons holds a BA and JD from University of Washington and a LLM in Taxation from New York University Graduate School of Law.

Walter W. Faster has served as a director since 1980. Mr. Faster was Vice President, Corporate Growth and Development with General Mills Inc., a manufacturer and marketer of consumer foods and other consumer goods, when he retired in 1997. In earlier positions during his 34 year career with the company he served in various executive marketing and finance capacities. Prior to General Mills he served as a management consultant with Booz, Allen and Hamilton, an international consulting firm, in an engineering capacity with General Electric and as an Officer in the US Army Signal Corp. Mr. Faster has been a director of several nonprofit and for profit boards, including service with Volunteers of America as Chair for its National Board. He holds an MBA in marketing and finance from the Wharton Graduate School of the University of Pennsylvania and a BS in Engineering from the University of Illinois.

Margaret H. Jordan has served as a director since 2007. Ms. Jordan has had a 44 year career focused on private and public healthcare management, and has served as the President of Dallas Medical Resource since 2004. Prior to that position, she has held management positions with organizations such as Texas Health Resources, Southern California Edison Company, Kaiser Foundation Health Plan and the U.S. Public Health Service. Ms. Jordan serves as a director of the Federal Reserve Bank of Dallas, and on several nonprofit boards, including the American Hospital Association, the Dallas Museum of Art and the Women’s Museum. She holds an MPH from the University of California-Berkeley and BSN from Georgetown University.

Joshua H. Levine has served as Mentor’s President and Chief Executive Officer and a director since June of 2004. Mr. Levine began his career with Mentor in October of 1996 as Vice President, Sales-Aesthetic Products and advanced through positions of increasing responsibility in the aesthetic business franchise including V.P., Sales and Marketing-Domestic and V.P., Sales and Marketing-Global. In June of 2002, Mr. Levine was named Senior V.P., Global Sales and Marketing and an executive officer of the Company. In December of 2003, Mr. Levine was promoted to President and Chief Operating Officer, the position he held until being named to his current position as Chief Executive Officer. Prior to joining Mentor, Mr. Levine was employed from 1989 through 1996 with Kinetic Concepts, Inc., a specialty medical equipment manufacturer, in a variety of executive level sales and marketing positions, ultimately serving as Vice President and General Manager of KCI’s Home Care Division. Mr. Levine began his career in healthcare with American Hospital Supply Corporation in 1982 and continued with the organization after it was acquired by Baxter Travenol. From 1982 through 1988, Mr. Levine held line management sales and marketing positions across a variety of manufacturing, distribution and service businesses. Mr. Levine earned his bachelor’s degree in Communications from The University of Arizona in Tucson.

Katherine S. Napier has served as a director since 2007. Ms. Napier has had a 29 year career in general management and marketing. She served as Senior Vice President, Marketing, for McDonald’s Corporation in both Europe and the U.S. from 2002 to 2006. Prior to that, she retired from a 23 year career at the Procter & Gamble Company, most recently as Vice President and General Manager of the North American Pharmaceuticals Division and Corporate Women’s Health Group. Ms. Napier serves on the board of the Alberto-Culver Company (ACV), Catholic Health Care Partners — a $5 billion hospital conglomerate, and she served on the board of Third Wave Technologies until its July 2008 sale to Hologic. Ms. Napier also serves on the board of Xavier University in Cincinnati, the Board of Visitors for Wake Forest University Calloway School of Business, and the National Breast Cancer Network of Strength (formerly Yme). She holds an MBA in marketing and finance from Xavier University and a BA in Economics and Studio Fine Arts from Georgetown University.

Burt E. Rosen has served as a director since 2007. Mr. Rosen has over 30 years experience in developing and implementing federal and state government relations communication strategies for five major pharmaceutical, consumer products and medical device companies. He has served as Vice President Federal Government Relations for Purdue Pharmaceuticals since 2002. He has also served in a government relations capacity for Novartis, SmithKline Beecham (now GlaxoSmithKline), Bristol-Myers Squibb and Pfizer, Inc. Mr. Rosen began his career in public policy when he joined U.S. Senator Ernest F. Hollings (D-SC) as his Legislative Aide in Washington D.C. in 1973. Mr. Rosen holds a BS in Economics from the University of South Carolina and a JD from the University of South Carolina Law Center.

Edward S. Northup has served as Vice President and Chief Operating Officer since February 2007. Prior to joining Mentor, Mr. Northup was employed with Boston Scientific Corporation for nine years and served most recently as President of Boston Scientific’s pain management business. Mr. Northup joined Boston Scientific in 1997 as Vice President, General Manager of Asia Pacific. In 1999, he was promoted to President, Boston Scientific Japan and in 2001 to the concurrent role of President, Boston Scientific International. From 1995 to 1997, Mr. Northup was the President of the Dynacor Division of the privately-held Medline Industries. From 1978 to 1995, Mr. Northup was employed by Baxter Healthcare and American Hospital Supply Corporation in a variety of senior level positions and businesses, including Vice President of Baxter Cardiovascular-Far East, Vice President, General Manager of Euromedical Industries and Director of Operations for the Pharmaseal Division. Over the past 28 years, Mr. Northup has lived and managed businesses in North America, Latin America, Asia/Pacific and

Europe. Mr. Northup earned his bachelor’s of science degree in Pre-Med from the University of Santa Clara and began his career in basic research in intracellular immunity and infectious diseases at the Palo Alto Medical Research Foundation.

Michael O’Neill has served as Vice President and Chief Financial Officer since November 2007. Prior to joining Mentor, Mr. O’Neill was employed with Johnson & Johnson, most recently serving as the Vice President of Finance, Worldwide Information Technology. From 2001 through 2007 Mr. O’Neill was the Vice President of Finance, Chief Financial Officer for the Lifescan business, a $2+ billion leading supplier of blood glucose monitoring systems. Mr. O’Neill joined Johnson & Johnson in 1987 with Site Microsurgical as a financial manager/analyst and moved through a progressively responsible series of positions including International Controller, Operations Controller, Finance Director and Group Finance Director before being named to the Chief Financial Officer position at Lifescan. Mr. O’Neill received a bachelor’s degree in Economics and Statistics from the University of Exeter, Devon, United Kingdom and is a Fellow of the Chartered Institute of Management Accountants of Great Britain.

Joseph A. Newcomb has served as Vice President, Secretary and General Counsel since June 2006. Mr. Newcomb previously served as Executive Vice President, General Counsel and Secretary of Inamed Corporation from August 2002 until its acquisition by Allergan, Inc. in March 2006. From August 1997 to July 2002, Mr. Newcomb provided legal, tax and financial services to early stage and start-up companies. From May 1989 to July 1997, he was Vice President and General Counsel for the U.S. affiliate and portfolio companies of Brierley Investments Limited, an international holding company, where he was an active participant in the origination of investments and the management and operations of the portfolio companies. Mr. Newcomb earned a bachelor’s degree in Business Administration from the University of Notre Dame, a J.D. from the University of Connecticut and a LL.M. (Taxation) from Georgetown University Law Center. Mr. Newcomb is a Certified Public Accountant and member of the American Institute of CPAs. Mr. Newcomb is a member of the bar in Massachusetts, Connecticut, Colorado and the District of Columbia, and is a Registered In-House Counsel in California.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Corporate Governance

Pursuant to Minnesota law and Mentor’s bylaws, Mentor’s business and affairs are managed by or under the direction of the Board. Members of the Board are kept informed of Mentor’s business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

The Board has adopted a Code of Ethics for Senior Financial Officers and a Code of Business Conduct and Ethics, which applies to all of Mentor’s employees, officers and directors. Copies of the written committee charters for the Audit, Compensation and Nominating and Governance Committees, as well as Mentor’s Corporate Governance Guidelines, Code of Ethics for Senior Financial Officers and Code of Business Conduct and Ethics are available on Mentor’s website, and can be found under the “Investors” and “Corporate Governance” links. Mentor’s website is http://www.mentorcorp.com. Copies are also available in print, free of charge, by writing to Investor Relations, Mentor Corporation, 201 Mentor Drive, Santa Barbara, California 93111. Mentor may post amendments to or waivers of the provisions of the Code of Ethics for Senior Financial Officers and Mentor’s Code of Business Conduct and Ethics, if any, on the website.

Director Independence

The Board has determined that all of the directors, other than Mr. Levine, including those who serve on the Audit, Compensation and Nominating and Governance Committees, are “independent” under the listing standards of the New York Stock Exchange (the “NYSE”), and that the members of the Audit Committee are also “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board based this determination primarily on a review of the responses of the directors to questions regarding employment and compensation history, affiliations and family and other relationships, and on discussions with the directors.

Board Structure, Committees and Meetings

As of the date of this Information Statement, the Board has seven directors. The Board held ten meetings during the fiscal year ended March 31, 2008 and acted by written consent without a meeting four times. The Board has standing Compensation, Audit and Nominating and Governance Committees. Each incumbent director attended at least 80% of the total number of meetings of the Board and Board committees on which that director served during the fiscal year ended March 31, 2008. Members of the Board and its committees also consulted informally with management from time to time.

Mentor’s bylaws give the Board the authority to increase the number of directors by no more than two over the number last established by the shareholders. At a meeting of the Board in March 2007, the authorized number of directors was increased from seven to eight, which remains the current authorized number of directors.

Directors are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders, or until their successors are duly elected and qualified.

Audit Committee.

The Audit Committee acts pursuant to a written charter, which is available on Mentor’s website (as described above). The charter requires that the Audit Committee be comprised of at least three members, all of whom must be independent as defined in the listing standards of the NYSE, and the Board has determined that all members of the Board satisfy this requirement. The Board has also determined that each member of the Committee is independent, as that term is defined under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended. The current members of the Audit Committee are Messrs. Emmons, Faster and Whitters. Although more than one member of the Audit Committee is believed to qualify as an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act of 1933, as amended, the Audit Committee has designated Mr. Emmons as that expert.

The Audit Committee assists the Board in discharging its responsibilities to oversee the integrity of Mentor’s financial statements, Mentor’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence, and the performance of Mentor’s internal auditors. It has direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accountants employed by Mentor for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services. The Audit Committee is also responsible for producing an Audit Committee Report for inclusion in Mentor’s proxy statement. The Audit Committee held ten meetings during the fiscal year ended March 31, 2008.

Compensation Committee.

The Compensation Committee acts pursuant to a written charter, which is available on Mentor’s website. The charter requires that the Compensation Committee be comprised of at least two members, both of whom (or all of whom, as the case may be) must be independent as defined in the listing standards of the NYSE, and the Board has determined that all current members satisfy this requirement. The current members of the Compensation Committee are Messrs. Whitters and Faster and Ms. Napier.

The Compensation Committee assists the Board in discharging its responsibilities in respect of compensation of Mentor’s executive officers and directors, including, among other things, annual salaries and bonuses, equity-based awards, and other incentive compensation arrangements. In addition, it administers Mentor’s stock incentive plans. Pursuant to its charter, the Compensation Committee may delegate any of its responsibilities to subcommittees of the Compensation Committee, provided that the subcommittee is composed entirely of independent directors and has a published committee charter. Executive officers are not authorized to make discretionary grants or awards to any Company employees. The Compensation Committee held a total of eight meetings and acted by written consent without a meeting five times during the fiscal year ended March 31, 2008.

Nominating and Governance Committee.

The Nominating and Governance Committee acts pursuant to a written charter, which is available on Mentor’s website. The charter requires that the Nominating and Governance Committee be comprised of at least two members, both of whom (or all of whom, as the case may be) must be independent as defined in the listing standards of the NYSE, and the Board has made the determination that all current members satisfy this requirement. The current members of the Nominating and Governance Committee are Mr. Faster, Ms. Jordan and Mr. Rosen.

Director Nomination Process

The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members and recommending to the full Board nominees for election as directors. To fulfill this role, the Nominating and Governance Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. In considering candidates for directors, the Nominating and Governance Committee takes into account a number of factors, including the following: (i) independence under applicable listing standards; (ii) relevant business experience; (iii) judgment, skill, integrity and reputation; (iv) number of other boards on which the candidate serves; (v) other business and professional commitments; (vi) potential conflicts of interest with other pursuits; (vii) whether the candidate is a party to any action or arbitration adverse to Mentor; (viii) financial and accounting background to enable the Nominating and Governance Committee to determine whether the candidate would be suitable for possible Audit Committee membership or qualify as an “audit committee financial expert”; (ix) executive compensation background, to enable the committee to determine whether a candidate would be suitable for Compensation Committee membership; (x) whether the candidate has agreed to be interviewed by the Nominating and Governance Committee if requested; (xi) the size and composition of the existing Board; and (xii) diversity the candidate offers to the Board and Mentor as a company.

In addition, candidates must be willing and able to devote the required amount of time to Mentor’s business. In evaluating candidates, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

On September 18, 2007, Mentor’s Board unanimously amended Mentor’s Amended and Restated Bylaws to add a new Section 1.12, which provides, among other things, for a formal director nomination process such that candidates for director nominated by shareholders for election at a meeting of shareholders shall be considered by the Board and the shareholders in an orderly fashion, with sufficient time and information to evaluate the merits of such candidate. Section 1.12 provides that a shareholder must provide notice to the Company of its intent to nominate one or more persons (as the case may be) for election as director(s) at an annual meeting of shareholders not less than one hundred twenty (120) calendar days in advance of the date that the Company’s proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) calendar days from the date contemplated at the time of the previous year’s proxy statement, notice by the shareholder must be received by the Company not later than the close of business on the tenth (10th) day following the day on which notice of the date of the meeting was mailed or a public announcement of the meeting date was made. In the event the Company calls a special meeting of shareholders for the purpose of electing one or more directors to the Board, a shareholder may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Company’s notice of meeting, if the shareholder’s notice shall be received at the principal executive offices of the Company not earlier than the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the seventieth (70th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

Pursuant to Section 1.12, a shareholder’s notice to the Company concerning the nomination of directors must set forth: (i) the name and address of the shareholder who intends to make the nomination, or the beneficial owner, if any, on whose behalf the nomination is being made and of the person or persons to be nominated, (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) a description of all arrangements or understandings between the shareholder or such beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board and (v) the consent of each nominee to serve as a director of the Company if so elected. Shareholders must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder.

Before nominating a sitting director for reelection at an annual meeting, the Nominating and Governance Committee will consider the director’s performance on the Board and whether the director’s reelection will be consistent with Mentor’s corporate governance guidelines.

When seeking candidates for director, the Nominating and Governance Committee may solicit suggestions from incumbent directors, management or others. After conducting an initial evaluation of the candidate, the Nominating and Governance Committee will interview the candidate if it believes the candidate might be suitable for a director. The Nominating and Governance Committee may also ask the candidate to meet with management. If the committee believes the candidate would be a valuable addition to the Board, it will recommend to the full Board that candidate’s election.

In addition to the above, the Nominating and Governance Committee is responsible for developing and recommending to the Board a set of corporate governance principals for the Company and overseeing the evaluation of the Board and management. The Nominating and Governance Committee held five meetings during the fiscal year ended March 31, 2008.

Executive Sessions

Non-management directors meet regularly in executive session without management. Non-management directors are all those who are not Mentor’s officers and include directors, if any, who are not considered independent under NYSE listing standards. Executive sessions are led by the Chairman of the Board. An executive session is held in conjunction with each regularly scheduled quarterly Board meeting and other sessions may be called by the Chairman or at the request of other directors.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008 Messrs. Faster, Rossi, Whitters and Nakonechny (until his resignation from the Board in May 2007) and Ms. Napier served on the Compensation Committee. Mr. Rossi resigned from the Board in May 2008. No member of the Compensation Committee was employed by Mentor at any time during fiscal year 2008 or at any other time. None of Mentor’s current executive officers served as members of the Board or Compensation Committee of any entity which has one or more executive officers serving as a member of Mentor’s Board or Compensation Committee.

Director Attendance at Annual Meetings

Mentor typically schedules a Board meeting in conjunction with Mentor’s annual meeting of shareholders and expects that Mentor’s directors will attend, absent a valid reason. Last year, all of Mentor’s directors attended Mentor’s annual meeting of shareholders.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis reviews the compensation policies and discussions of the Compensation Committee with respect to Mentor’s named executive officers listed in the Summary Compensation Table (the “NEOs”).

The design and operation of Mentor’s compensation program is intended to:

•	attract, motivate, retain and reward employees of outstanding ability;

•	link changes in employee compensation to individual and corporate performance;

•	facilitate the development of a progressive, results-oriented high performance culture;

•	provide opportunities for employee involvement, development and meaningful contribution;

•	support the achievement of annual and long-term financial and strategic goals by rewarding employees for superior results; and

•	align employees’ interests with those of the shareholders.

The Compensation Committee’s approach emphasizes fixed compensation elements of salary and benefits and variable compensation opportunities contingent on individual and company performance. The ultimate objective of Mentor’s compensation program is to improve shareholder value. In furtherance of that objective, Mentor evaluates both performance and compensation of employees to ensure that Mentor maintains Mentor’s ability to attract and retain employees and that compensation provided to employees remains competitive relative to the compensation paid to similarly-situated employees of peer companies.

The above policies guide the Compensation Committee in assessing the compensation to be paid to Mentor’s NEOs. The Compensation Committee endeavors to ensure that the total compensation paid to NEOs is fair, reasonable, competitive and consistent with Mentor’s compensation policies. The above policies also guide the Compensation Committee as to the proper allocation between long-term compensation, current cash compensation, and annual bonus compensation.

Each of the NEOs is a member of Mentor’s Executive Leadership Team (“ELT”), consisting of approximately 13 of Mentor’s most senior executives. NEOs and the remaining ELT members participate in the same fixed and variable compensation programs. All ELT members participate in other compensatory programs such as life insurance and disability benefits, certain perquisites, and severance protection.

In determining the particular elements of compensation that will be used to implement Mentor’s overall compensation policies, the Compensation Committee may also take into consideration a number of factors related to Mentor’s performance, such as earnings per share, profitability, product pipeline developments, revenue growth and competitive developments among peer companies.

Role of Executive Officers in Compensation Decisions

The Compensation Committee reviews and approves the compensation paid to Mentor’s President and Chief Executive Officer (the “CEO”). With regard to the compensation paid to the NEOs other than the CEO, the CEO reviews on an annual basis the compensation paid to each such executive officer during the past year and submits to the Compensation Committee his recommendations regarding the compensation to be paid to such persons during the next year. Following a review of such recommendations, the Compensation Committee will take such action regarding such compensation as it deems appropriate, including approving compensation in an amount the Compensation Committee deems reasonable.

The CEO plays a significant role in the compensation-setting process for NEOs, other than himself, by:

•	evaluating each NEO’s performance;

•	recommending business performance targets and establishing objectives; and

•	recommending salary levels, bonuses and equity-based awards.

Management also prepares meeting information for most Compensation Committee meetings, and the CEO participates in Compensation Committee meetings at the Compensation Committee’s request to provide:

•	background information regarding Mentor’s strategic objectives;

•	his evaluation of the performance of the NEOs (other than himself); and

•	compensation recommendations as to NEOs (other than himself).

Peer Group Benchmarking

In making compensation decisions, the Compensation Committee believes that information regarding pay practices at peer companies is useful because the Compensation Committee recognizes that Mentor’s compensation practices must be competitive in the marketplace. In fiscal 2007, the Compensation Committee engaged Pearl Meyer & Partners (“Pearl Meyer”), an independent human resources consulting firm, to provide the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the NEOs. Pearl Meyer reported directly to the Compensation Committee and did not perform any other services for Mentor. The Compensation Committee’s charter grants the Compensation Committee the authority, without consulting or obtaining the approval of any officer in advance, to retain and terminate any consultant that it uses to assist in the Compensation Committee’s evaluation of director or executive officer compensation.

As part of its service to the Compensation Committee, Pearl Meyer provided research regarding compensation programs and compensation levels among a peer group of publicly traded healthcare/pharmaceutical companies. The data included a survey of the cash and equity compensation programs of the following companies: Adams Respiratory Therapeutics, Inc.; Advanced Medical Optics, Inc.; American Medical Systems Holdings, Inc.; Arrow International, Inc.; CYTYC Corp.; Gen Probe, Inc.; IDEXX Laboratories, Inc.; ImClone Systems, Inc.; Kyphon, Inc.; Medicis Pharmaceutical Corp.; MGI Pharma, Inc.; Resmed, Inc.; and Techne Corp (collectively, the “Peer Group”). This data is objective, available to others who engage Pearl Meyer, and may be used by companies comparable to Mentor. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of Mentor’s business and objectives that may be unique to Mentor, Mentor generally believes that gathering this information is an important part of Mentor’s compensation-related decision-making process.

For fiscal year 2008, the Compensation Committee sought to establish total compensation for NEOs at between approximately the fiftieth percentile and the seventy-fifth percentile of the compensation paid by the Peer Group. The ultimate target that the Compensation Committee plans to achieve is the seventy-fifth percentile of Peer Group, but the Compensation Committee plans to take several fiscal years of gradual increases to reach this benchmark.

2008 Executive Compensation Components

For the fiscal year ended March 31, 2008, the principal components of compensation for the NEOs were:

•	base salary;

•	performance-based annual incentive bonus;

•	long-term equity incentive compensation; and

•	perquisites and other personal benefits.

Total Compensation

In making decisions with respect to any element of an NEO’s compensation, the Compensation Committee considers the total compensation that may be awarded to the NEO, including salary, annual bonus, long-term incentive compensation and perquisites. In addition, in reviewing and approving employment agreements for NEOs, the Compensation Committee considers the other benefits to which the NEO is entitled by the agreement, including compensation payable upon termination of the agreement under a variety of circumstances. The Compensation Committee’s goal is to award a total compensation package that is reasonable when all elements of compensation are considered.

In addition to peer benchmarking data and internal alignment considerations, the Compensation Committee relies upon its judgment and, when appropriate, management’s judgment, of each individual’s performance and responsibilities in determining the amount and mix of compensation elements awarded to that individual. The Compensation Committee strives to design each particular payment and award to provide an appropriate incentive and reward for performance that sustains and enhances shareholder value. Key factors affecting this judgment include:

•	individual performance compared to the operational and strategic goals established for the NEO at the beginning of the year;

•	Mentor’s financial results for the fiscal year;

•	the nature, scope and level of responsibilities;

•	contribution to Mentor’s financial results, particularly with respect to key metrics such as cash flow, margins, revenue, operating income and earnings per share; and

•	effectiveness in leading Mentor’s initiatives.

Base Salary

Mentor provides NEOs with base salary to compensate them for services rendered during the fiscal year. In setting base salaries, the Compensation Committee reviewed the data provided by Pearl Meyer with respect to the Peer Group. The base salary for each of the NEOs is guided by the salary levels for comparable positions in the industry, as well as the individual’s personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual at the Compensation Committee’s discretion. Mentor’s overall performance and profitability also may be a factor in determining the base salaries for the executive officers.

In fiscal 2008, the base salary of Joshua Levine, Mentor’s CEO, was increased by approximately 7% over his prior year salary. The base salary of Joseph Newcomb, Mentor’s Vice President, General Counsel and Secretary, was increased by approximately 4% over his prior year base salary. In approving these increases, the Compensation Committee emphasized its longer term objective of providing total compensation packages between the fiftieth and seventy-fifth percentiles of the Peer Group, as well as the elimination of certain perquisites that had been provided in prior years. The base salaries of Michael O’Neill, Mentor’s Vice President, Chief Financial Officer, and Edward Northup, Mentor’s Vice President, Chief Operations Officer, were both determined through negotiations in connection with the commencement of their services. The Compensation Committee relied in large part on the data regarding Peer Group compensation for executives with similar responsibilities in setting their base salaries.

Performance-Based Annual Incentive Bonus

Mentor has adopted a performance-based annual incentive bonus plan (“AIB”) which provides the Compensation Committee with the flexibility to design a cash-based incentive compensation program to motivate and reward performance for the year for eligible employees, including the NEOs. The Compensation Committee considers each year whether a performance-based annual incentive bonus plan should be established for the year and, if so, approves the group of employees eligible to participate in such plan for that year. The AIB includes various incentive levels based on the participant’s position, with the pay-out targets for NEOs ranging from 75% to 125% of base salary. Cash bonuses under the AIB have the effect of linking a significant portion of the NEO’s total cash compensation to overall company performance and to position the NEO’s cash compensation within the range for comparable positions at the Peer Group companies when performance is achieved against pre-defined objectives.

The Compensation Committee sets minimum, target and maximum levels for Mentor’s financial and strategic objectives each year and the payment and amount of any bonus depends upon whether Mentor achieves those performance goals. The financial objective has typically been a measure of corporate operating income (“COI”). The Compensation Committee generally establishes financial and strategic objectives that it believes can be reasonably achieved with strong individual performance over the fiscal year. The Compensation Committee retains wide discretion to interpret the terms of the AIB plan and to interpret and determine whether Mentor’s COI objectives and strategic objectives or an individual’s performance objectives have been met in any particular fiscal year. The Compensation Committee also retains the right to exclude extraordinary charges, gains or other special circumstances in determining whether Mentor’s COI objectives were met during any particular fiscal year. Similarly, the Compensation Committee retains the right to consider special circumstances in determining the extent that strategic objectives were met in any particular fiscal year. Further, the Compensation Committee may consult with the Board or seek ratification from the Board with respect to interpretations of the terms of the AIB. The Compensation Committee did not exercise this discretion with respect to the 2008 AIB awards.

The amount of each NEO’s target AIB award may be adjusted based upon the evaluation of the individual NEO’s performance and contribution for the fiscal year. If Mentor meets both minimum COI and minimum strategic objectives for the year and the NEO’s individual performance exceeds individual target goals for the fiscal year, his bonus payment for the year may be increased by up to 10%. If, on the other hand, Mentor meets minimum COI and strategic objectives for the year but the NEO’s individual performance is below target goals for the fiscal year, his bonus payment for the year may be less than the targeted percentage of his annual base salary.

In addition, the Compensation Committee may approve cash bonuses outside of the AIB plan. For example, the Compensation Committee may approve bonus awards in connection with an executive officer’s efforts and accomplishments with respect to Mentor’s strategic initiatives and milestones, and such bonus awards may overlap with or be in addition to bonus awards under the AIB plan. For example, in May 2007, with respect to fiscal year 2007, the Compensation Committee approved a special cash bonus award to Mr. Levine in the amount of $250,000 as a reward for his leadership in Mentor’s multi-year efforts to obtain Food and Drug Administration approval of Mentor’s MemoryGeltm silicone gel-filled breast implants. This FDA approval, with conditions, was received in November 2006. No bonuses to NEOs outside of the AIB were made with respect to performance during fiscal 2008.

For fiscal 2008, the amount that could have been received by Mr. Levine under the AIB if minimum COI and strategic objectives were achieved ranged from 4% to 150% of annual base salary, with a targeted bonus amount of 125% of base salary at attainment of 100% of budgeted COI and strategic objectives. For NEOs other than the CEO, the amount such officers could have received under the AIB plan if minimum COI and strategic objectives were achieved ranged from 4% to 90% of base salary, with targeted bonus amounts of 75% of annual base salary at attainment of 100% of budgeted COI and strategic objectives. Each executive officer would have received 0% of his base salary if minimum objectives had not been met. The table entitled “Fiscal Year 2008 Grants of Plan-Based Awards” in this Information Statement sets forth the estimated range of cash payouts to executive officers under the AIB plan assuming minimum, target or maximum performance objectives were met for fiscal year 2008.

For fiscal 2008, the Compensation Committee set minimum, target and maximum levels based upon Mentor’s achievement of (i) target COI for the 2008 fiscal year of $80 million and (ii) specified strategic objectives, focused primarily in fiscal 2008 on achievements in Mentor’s clinical and regulatory and product development functions. At minimum, target and maximum levels, the weighting of the fiscal year 2008 AIB was 50% for COI achievement and 50% for strategic objectives achievement. Minimum levels were set below the target level, while maximum levels were set above the target level. In making its determination of whether minimum, target or maximum levels were achieved, the Compensation Committee considered the specific circumstances facing Mentor during the year. The target level with respect to COI was based on Mentor’s internal performance goals and not on published estimates of Mentor’s financial performance for the year. The strategic goals were comprised of targeted patient enrollment in Mentor’s MemoryGel post-approval study; clinical milestones in Mentor’s phase IIIa, IIIb and IIIc trials in Mentor’s neurotoxin program; regulatory milestones for Mentor’s hyaluronic acid dermal-fillers development program; and certain manufacturing cost reduction strategies.

Under the 2008 AIB, because the minimum COI objectives and minimum strategic performance objectives were met, NEOs were eligible to receive a bonus payment, with the specific amount that such NEO received dependent on his individual performance. If Mentor had not met minimum COI objectives or minimum strategic objectives for fiscal 2008, no bonus payments would have been made under the AIB plan, regardless of individual performance.

Each of the following NEOs (with the exception of Mr. McFarland) received the following payments in June 2008 under the AIB plan for fiscal year 2008 performance:

Name	2008 AIB Award

Joshua H. Levine	$658,125
Michael O’Neill	$114,257
Loren L. McFarland	$153,281
Joseph A. Newcomb	$239,118
Edward S. Northup	$303,469

Mr. McFarland, who resigned effective November 12, 2007, received his payment in May 2008 per the terms of his Separation and Release Agreement, dated October 27, 2007. The 2008 AIB Awards to the NEOs (other than Mr. McFarland) were at 97.5% of each NEO’s respective target. In arriving at this amount, the Compensation Committee determined that actual COI of $79.1 million exceeded the minimum target but was less than 100% of budgeted COI. The actual COI achieved equated to an 85% payout, before a 50% weighting, or 42.5% for the calculation of the 2008 AIB Awards. The Compensation Committee also determined that the strategic objectives were achieved at a 110% level, before a 50% weighting, or 55% for the calculation of the 2008 AIB Awards. The aggregate 2008 AIB awards of 97.5% of each NEO’s respective target was arrived at by combining the COI (42.5%) and the strategic objectives (55%) results.

Cash awards made to executive officers under the AIB for fiscal year 2008 are reflected in column (g) of the Fiscal Year 2008 Summary Compensation Table.

Long-Term Equity Incentive Compensation

The Board has delegated to the Compensation Committee the authority to make grants of stock options, shares of restricted stock, and performance stock units (“PSUs”) to NEOs and other employees under Mentor’s 2005 Long-Term Incentive Plan, as amended (the “2005 Plan”). All of Mentor’s NEOs participate in Mentor’s equity compensation program and have received grants of stock options, shares of restricted stock and PSUs. These grants are designed to:

•	attract superior managerial and professional talent;

•	retain key managerial and professional talent to support Mentor’s continued growth and success; and

•	align management incentives with goals of the shareholders.

The size of the grants of stock options, Sub-Plan options (as described below), shares of restricted stock and PSUs to each NEO is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock ownership and participation in the increases in Mentor’s equity value, based upon the individual’s current position, the individual’s personal performance in recent periods and his or her potential for future responsibility and promotion over the term of the particular grants. The size of the grants is also determined with reference to equity-based awards made to executive officers by Peer Group companies. The relevant weight given to each of these factors can vary from individual to individual.

Stock Options

Each stock option grant allows the NEO to acquire shares of Common Stock at an exercise price equal to or greater than the closing price of the Common Stock on the grant date over a specified period of time not to exceed 10 years. Generally, shares subject to the option grant become exercisable in a series of installments over a four-year period, contingent upon the NEO’s continued employment. Accordingly, the option grant will provide a positive return to the NEO only if he or she continues to provide services to Mentor during the vesting period, and then only if the market price of the shares appreciates over the option term. During fiscal 2008, the only stock options granted to a NEO (other than the Sub-Plan options described below) were issued to Mr. O’Neill upon commencement of his employment. Mr. O’Neill received an option to purchase 125,000 shares of Common Stock, subject to Mentor’s standard terms. In approving this grant, the Compensation Committee considered the Peer Group data regarding equity compensation as well as the overall compensation package that Mr. O’Neill negotiated in his employment agreement and internal alignment issues.

During fiscal 2008, Mentor established the 2007 Strategic Equity Incentive Plan (the “Sub-Plan”) under the 2005 Plan. The Sub-Plan was created to provide a long-term incentive plan for approximately 40 of Mentor’s top executives and senior managers, including the NEOs, and was designed to reward the participants for Mentor’s achievement of superior financial results over a period of approximately four fiscal years. In designing the Sub-Plan, the Compensation Committee consulted extensively with Pearl Meyer, and Pearl Meyer provided the Compensation Committee with relevant market data and alternatives to consider when considering adoption of the Sub-Plan.

The Sub-Plan provides for the grants of nonqualified stock options to Mentor’s key employees. The Compensation Committee made the following grants under the Sub-Plan during fiscal 2008: (i) an option to purchase 350,000 shares with an exercise price of $53.76 per share was granted to Mr. Levine on September 18, 2007; (ii) an option to purchase 150,000 shares with an exercise price of $51.52 per share was granted to Mr. Northup on September 18, 2007; (iii) an option to purchase 100,000 shares with an exercise price of $51.52 per share was granted to Mr. Newcomb on September 18, 2007; and (iv) an option to purchase 100,000 shares with an exercise price of $43.47 per share was granted to Mr. O’Neill on December 3, 2007, in each case representing a significant premium to the closing trading price of the Common Stock as reported by the New York Stock Exchange, which was $43.74 on September 18, 2007 and $37.07 on December 3, 2007. The shares subject to the options vest subject to the attainment of specified earnings per share (“EPS”) targets over the second half of fiscal 2008 and the full fiscal years 2009, 2010 and 2011. The vesting percentages are disproportionately skewed to the achievement of the EPS targets in fiscal years 2010 and 2011, and the EPS targets represent compounded growth rates that are in excess of Mentor’s recent EPS growth rates.

The Sub-Plan provides that the attainment or non-attainment of an EPS target for one fiscal year shall not affect a participant’s ability to achieve vesting in a subsequent fiscal year nor to vest pursuant to the provisions for catch up vesting. Catch up vesting allows a percentage of the shares subject to the options to vest as of the last day of fiscal year 2011 if the cumulative EPS for fiscal years 2008 to 2011 meets or exceeds certain thresholds.

As a consequence of the design of the Sub-Plan, the participants will only realize the Sub-Plan’s possible full payout if Mentor achieves superior EPS results and the trading price of the Common Stock increases materially. The Compensation Committee believes that the Sub-Plan provides an incentive for the participants to deliver superior, not easily achieved, financial results to Mentor’s shareholders over the fiscal years covered by the Sub-Plan, and the Sub-Plan increases the alignment of the participants’ interests with those of Mentor’s shareholders.

Grants of Sub-Plan options during fiscal 2008 to the NEOs were as follows:

Sub-Plan Option
Name	Grants

Joshua H. Levine	350,000
Michael O’Neill	100,000
Joseph A. Newcomb	100,000
Edward S. Northup	150,000

Messrs. Levine, Northup and Newcomb each received their respective Sub-Plan grants as of September 18, 2007, and Mr. O’Neill received his grant as of December 3, 2007. The size of the grants of the Sub-Plan options was set by the Compensation Committee at a level that was intended to create a meaningful opportunity for stock ownership and participation in the increases in Mentor’s equity value, based upon the individual’s current position with the Company. The size of the grants was also determined with reference to equity-based awards made to executive officers by Peer Group companies. The size of Mr. O’Neill’s grant was arrived at when the Sub-Plan was adopted. At that time, the Compensation Committee made a determination as to the appropriate size of the grant for the Company’s Chief Financial Officer. Mr. O’Neill was not employed by the Company at that time, but received the grant subsequent to joining the Company in November 2007.

While the EPS target of $0.69 for the second half of fiscal 2008 was not achieved, some or all of the Sub-Plan options may vest in the future depending upon Mentor’s financial performance. Due to the size of the Sub-Plan and the aggregate grants made to date, it is not contemplated that additional Sub-Plan options will be granted for several years, if at all.

Please see the Schedule 14D-9, under “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” for the estimated value of the stock options held by current NEOs.

Restricted Stock Awards

Each grant of shares of restricted stock vests in equal annual installments over a five-year period. Apart from receiving dividends with respect to these shares on the same basis as all other shareholders, the shares of restricted stock will provide a positive return to the executive officer only if he or she remains employed by Mentor during the vesting period. Additionally, the NEO, by accepting the grant of shares of restricted stock, agrees to be bound by certain stock ownership guidelines as set forth in the restricted stock award agreement. Generally, the NEO agrees to attain, by no later than the fifth anniversary of the award date, a level of stock ownership at least equal to two times the NEO’s annual base salary (three times for the CEO), calculated by dividing (i) the product of the NEO’s salary times two (or three, as the case may be) by (ii) the fair market value of a share of Common Stock on the award date. Once attained, the NEO must maintain this level of stock ownership throughout the remainder of his/her employment. Additional shares of restricted stock may be granted over time to executive officers in connection with performance and promotions. No restricted stock awards were made to NEOs during fiscal 2008, with the exception of Mr. O’Neill, who was awarded 27,500 shares upon his commencement of employment with the Company.

Please see the Schedule 14D-9, under “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” for the estimated value of the restricted stock awards held by current NEOs.

Performance Stock Units

PSUs vest subject to the attainment of specified targets for “total shareholder return” as defined by the Compensation Committee. The PSUs vest on a percentage basis by calculating a percentage based on the performance of the Common Stock for the performance period of June 23, 2006 to March 31, 2009 relative to the performance of the Russell 2500 Growth Index for the same performance period (the “TSR Percentage”). If the TSR Percentage is less than 85%, no portion of the PSUs will vest. If the TSR Percentage equals or exceeds 150%, then 200% of the targeted PSU number will vest. The PSUs will not vest unless the NEO is continuously employed or providing service through March 31, 2009. The PSUs will provide a positive return to the executive officer only if he or she remains employed through March 31, 2009 and the market price of the Common Stock performs better than, on a relative basis, the Russell 2500 Growth Index as described above. As of March 31, 2008, the TSR Percentage through that date was less than 85%. No PSUs were granted in fiscal 2008.

See the table entitled “Fiscal Year 2008 Grants of Plan-Based Awards” in this Information Statement for additional information on the number of options granted to the executive officers during fiscal year 2008.

Please see the Schedule 14D-9, under “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” for the estimated value of the PSUs held by current NEOs.

Perquisites and Other Personal Benefits

Mentor provides the NEOs with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with its overall compensation program to better enable Mentor to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to NEOs.

Mentor has a policy with respect to both the recruitment of key executives and requesting existing key executives to relocate which provides for a lump-sum relocation allowance. This amount is intended to cover various costs and expenses such as temporary housing, travel for house hunting trips, new and old home closing costs, and duplicate mortgage costs.

Mentor has also entered into severance agreements with each of Mentor’s NEOs. These severance agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under such agreements for the executive officers is provided under the heading “Potential Payments on Termination or Change of Control.”

Fiscal Year 2009 Compensation Decisions

The Compensation Committee has engaged Pearl Meyer to help it evaluate Mentor’s executive compensation program for fiscal year 2007 and future fiscal years, including advising the Compensation Committee on Mentor’s compensation mix and the structure of Mentor’s equity program and providing the Compensation Committee with comparison information on compensation practices followed by other comparable companies.

The Compensation Committee has approved fiscal year 2009 base salaries for the NEOs and has finalized and approved minimum, target and maximum level bonus objectives for the NEOs under the fiscal year 2009 AIB. In fiscal 2009, the base salaries for Messrs. Levine, Northup and O’Neill were not changed from the fiscal 2008 base salaries, and Mr. Newcomb’s base salary was increased by approximately 10% over his prior year base salary. The Compensation Committee did not approve increases in the base salaries of Messrs. Levine and Northup because the Compensation Committee determined that a substantial increase in operating expenses most likely would result in limited earnings per share growth for fiscal 2009. Mr. O’Neill did not receive an increase because he was hired shortly before the beginning of fiscal year 2009. In approving Mr. Newcomb’s increase, the Compensation Committee reviewed salary levels for comparable positions in the industry, his personal performance, and internal alignment considerations.

The amount of the award of any cash bonuses under the AIB plan for fiscal year 2009 performance will be based on Mentor’s achievement of both specified results with respect to earnings per share from continuing operations and strategic initiatives for fiscal year 2009. If the minimum performance objectives are met, NEOs will be eligible to receive bonus payments under the AIB, with the specific amount that such participant receives dependent on his or her individual performance. Consistent with the AIB parameters for fiscal 2008, the maximum amount that could be received by Mentor’s CEO under the AIB if objectives are achieved is 150% of base salary, with a target bonus amount of 125% of base salary. For the other NEOs, the maximum amount they could receive under the AIB if objectives are achieved is 90% of base salary, with target bonus amounts of 75% of base salary. Executive officers will each receive 0% of their base salary if minimum objectives are not met. The Compensation Committee retains wide discretion to interpret the terms of the 2009 AIB and to interpret and determine whether Mentor’s EPS objectives and strategic objectives or an individual’s performance objectives have been met in any particular fiscal year. The Compensation Committee also retains the right to exclude extraordinary charges or other special circumstances in determining whether Mentor’s EPS objectives were met during fiscal 2009. Similarly, the Compensation Committee retains the right to consider special circumstances in determining the extent that strategic objectives were met in fiscal 2009. Further, the Compensation Committee may consult with the Board or seek ratification from the Board with respect to interpretations of the terms of the 2009 AIB.

Stock Ownership Guidelines

Generally, Mentor requires that an executive officer agrees to attain, by no later than the fifth anniversary of the initial award date of shares of restricted stock, a level of stock ownership at least equal to two times the officer’s annual base salary (three times for the CEO), calculated by dividing (i) the product of the officer’s salary times two (or three, as the case may be) by (ii) the fair market value of a share of Common Stock on the award date. Once attained, the officer must maintain this level of stock ownership throughout the remainder of his/her employment.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code, as amended, disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers, to the extent that such compensation exceeds $1.0 million per covered officer in any fiscal year. The limitation applies only to compensation which is not considered to be performance-based. Non-performance based compensation paid to the executive officers for the fiscal year ended March 31, 2008 did not exceed the $1.0 million limit for any executive officer. The 2005 Plan has been structured so that any compensation deemed paid in connection with the exercise of stock options, vesting of shares of restricted stock, and vesting of PSUs under that plan will qualify as performance-based compensation which will not be subject to the $1.0 million limitation. While Mentor did not take any action during fiscal year 2008 to limit or restructure the elements of cash compensation payable to executive officers, cash compensation payable to executive officers in the future may exceed the $1.0 million limit.

Fiscal Year 2008 Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)	(j)
						Non-Equity	All
				Stock	Option	Incentive Plan	Other	Total
Name and Principal Position	Year	Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation
		($)	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)

Joshua H. Levine	2008	533,846	—	1,584,263	329,676	658,125	19,710	3,125,620
President, Chief	2007	500,000	450,000	1,934,875	702,318	500,000	18,746	4,105,939
Executive Officer
Michael O’Neill	2008	142,788	—	183,780	225,960	114,257	32,810	699,595
Vice President,	2007	—	—	—	—	—	—	—
Chief Financial Officer
Loren L. McFarland(5)	2008	245,045	—	616,093	58,070	153,281	1,021,031	2,093,520
Former Vice President, Chief Financial Officer	2007	300,000	225,000	639,251	132,411	225,000	16,540	1,538,202
Joseph A. Newcomb	2008	322,846	—	635,005	587,590	239,118	21,435	1,805,994
Vice President,	2007	230,770	—	543,443	675,773	225,000	12,280	1,687,266
General Counsel and
Secretary
Edward S. Northup	2008	412,693	—	743,229	1,049,275	303,469	18,662	2,527,328
Vice President,	2007	—	—	—	—	—	—	—
Chief Operations Officer

(1)	The amounts shown in column (e) reflect the dollar amount recognized for financial statement reporting purposes of awards, pursuant to Mentor’s 2005 Long Term Incentive Plan for the fiscal years ended March 31, 2008 and March 31, 2007 in accordance with SFAS 123(R), and thus may include amounts from awards granted in and prior to fiscal year 2008 and fiscal year 2007. Assumptions used in the calculation of these amounts are included in footnote G to Mentor’s consolidated financial statements for the fiscal year ended March 31, 2008, included in Mentor’s Annual Report on Form 10-K.

(2)	The amounts shown in column (f) represent the compensation cost of stock options for financial reporting purposes for fiscal year 2008 and fiscal year 2007 under SFAS 123(R), rather than an amount paid to or realized by the named executive officer. The SFAS 123(R) value as of the grant date for options is spread over the number of months of service required for the grant to become non-forfeitable. Compensation costs shown in column (f) reflect ratable amounts expensed for grants that were made in fiscal years 2004 to 2008. The SFAS 123(R) amounts may never be realized.

(3)	The amounts in column (g) reflect the cash awards to named executive officers under Mentor’s AIB plan.

(4)	The table below shows the components of column (i), which includes perquisites to the named executive officers.

					401k	Financial					Total
	Life Ins	Car	Auto	Commuting	Match	Planning		Health		Consultant	Other
	Premiums	Allowance	Lease	Expenses	Contributions	Reimbursement	Gifts	Exams	Severance	Fees	Compensation
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Joshua H. Levine	926	—	3,954	—	12,619	—	—	2,211	—	—	19,710
Michael O’Neill	225	—	—	29,556	3,029	—	—	—	—	—	32,810
Loren L. McFarland	260	1,846	—	—	4,780	—	15	1,930	981,000	31,200	1,021,031
Joseph A. Newcomb	1,328	1,846	—	—	9,246	7,500	15	1,500	—	—	21,435
Edward S. Northup	2,872	2,308	—	—	10,785	—	268	2,429	—	—	18,662

(5)	Mr. McFarland left the Company on November 12, 2007.

The following table includes information on the estimated possible payouts under Mentor’s performance-based annual incentive bonus plan (“AIB”) for fiscal 2008 based on certain assumptions about the achievement of performance objectives for the Company and the individual named executive officer. The table does not set forth actual payments awarded to the named executive officers, which are reported in the Fiscal Year 2008 Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation”.

Fiscal Year 2008 Grants Of Plan-Based Awards

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
								All Other	All Other
								Stock	Option
								Awards:	Awards:	Exercise	Grant
								Number of	Number of	or Base	Date Fair
								Shares of	Securities	Price of	Value of
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Stock or	Underlying	Option	Option
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum	Units(3)	Options(4)	Awards	Awards(5)
		($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)

Joshua H. Levine	N/A	21,600	675,000	810,000				—	—	—	—
	9/18/2007(6)				35,000	350,000	350,000	—	—	53.76	3,924,970
Michael O’Neill(9)	N/A	15,000	281,250	337,500							—
	12/03/2007(6)				10,000	100,000	100,000	—	—	43.47	890,120
	12/03/2007(7)							—	125,000	37.80	1,322,075
	12/03/2007(8)							27,500	—	—	—
Loren L. McFarland(10)	N/A	13,080	245,250	294,300	—	—	—	—	—	—	—
Joseph A. Newcomb	N/A	13,080	245,250	294,300							—
	9/18/2007(6)				10,000	100,000	100,000	—	—	51.52	1,181,810
Edward S. Northup	N/A	16,600	311,250	373,500							—
	9/18/2007(6)				15,000	150,000	150,000	—	—	51.52	1,772,715

(1)	Amounts shown in columns (c), (d) and (e) are the estimated possible payouts for fiscal year 2008 under Mentor’s AIB plan based on the achievement of certain identified objectives for the Company and the individual named executive officer. The actual bonuses awarded to the named executive officers are reported in the Fiscal Year 2008 Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation.” The AIB plan includes various incentive levels based on the participant’s position, with the pay-out targets for executives ranging from 75% to 125% of base salary. The Committee sets minimum, target and maximum levels for Mentor’s financial objectives each year and the payment and amount of any bonus is dependent upon whether Mentor achieves those performance goals.

For fiscal year 2008, the amount that could have been received by Mr. Levine under the AIB plan ranged from between 0% (assuming the minimum objectives were not met) of annual base salary and 150% of annual base salary, with a targeted bonus amount of 125% of base salary at attainment of 100% of budgeted COI and strategic objectives. For executive officers other than Mr. Levine, the amount such officers could have received ranged from 0% to 90% of base salary, with targeted bonus amounts of 75% of annual base salary at attainment of 100% of budgeted COI and strategic objectives. The table sets forth the estimated range of cash payouts to executive officers under the AIB plan assuming threshold, target or maximum performance objectives were met for fiscal year 2008.

(2)	Represents options that have been granted under the Sub-Plan. For options granted under the Sub-Plan, the executive officer may acquire shares of Common Stock at an exercise price set at a premium to the closing price of the Common Stock on the grant date. These options were granted on September 18, 2007 and vest at a rate of 10% on March 31, 2008 (the amount in column (f)); 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011, if the company achieves certain specified EPS targets. The specified EPS target for the fiscal year ended March 31, 2008 was not met and the 10% vesting did not occur.

(3)	Each grant of restricted stock vests in installments over a five-year period. Apart from receiving dividends with respect to these shares, the shares of restricted stock will provide a positive return to the executive officer only if he or she remains employed by Mentor during the vesting period. Additionally, the executive officer, by accepting the grant of shares of restricted stock, agrees to be bound by certain stock ownership guidelines as set forth in his/her restricted stock award agreement. Generally, the executive officer agrees to attain, by no later than the fifth anniversary of the award date, a level of stock ownership at least equal to two times the executive officer’s annual base salary (three times for the Chief Executive Officer), calculated by dividing (i) the product of the executive officer’s salary times two (or three, as the case may be) by (ii) the fair market value of a share of the Common Stock on the award date. Once attained, the officer must maintain this level of stock ownership throughout the remainder of his/her employment. Additional shares of restricted stock may be granted over time to executive officers in connection with performance and promotions.

(4)	Most stock option grants allow the executive officer to acquire shares of Common Stock at an exercise price equal to the closing price of the Common Stock on the grant date over a specified period of time not to exceed 10 years. Generally, shares subject to the option grant become exercisable in a series of installments over a four-year period, contingent upon the executive officer’s continued employment.

(5)	The amounts shown in column (l) reflect the grant date fair value of each option award computed in accordance with FAS 123(R).

(6)	Represents grants of stock options approved under the Sub-Plan.

(7)	Represents grants of stock options under the 2005 Plan.

(8)	Represents shares of restricted stock under the 2005 Plan.

(9)	Upon his employment with Mentor, Mr. O’Neill received an option to purchase 125,000 shares of Common Stock with an exercise price of $37.80 per share, 27,500 shares of restricted stock, and 100,000 options under the Sub-Plan with an exercise price of $43.47 per share.

(10)	Mr. McFarland’s employment with the Company terminated during fiscal year 2008. He received a percentage of the non-equity incentive award pursuant to the terms of his separation and release agreement, which is further described in “Potential Payments on Termination or Change of Control”.

Employment Agreements

Mentor has entered into employment agreements with Mr. Levine, Mr. Northup, Mr. O’Neill and Mr. Newcomb. In connection with entering into the Merger Agreement, Mr. Levine, Mr. Northup and Mr. Newcomb entered into letter agreements with the Company and Parent which amend such employment agreements. A description of the amendments to such employment agreements is found in the Schedule 14D-9, under “Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The following information describes such employment agreements as in effect as of March 31, 2008. Pursuant to the terms of these employment agreements and in connection with salary increases effective June 1, 2007, Mr. Levine receives a current base salary of $540,000, Mr. Northup receives a current base salary of $415,000, Mr. O’Neill receives a current base salary of $375,000 and Mr. Newcomb receives a current base salary of $360,000. Each of the executives is also entitled to receive an annual incentive bonus of up to a specified percentage of his base salary (125% in the case of Mr. Levine, 97.5% in the case of Mr. Northup, and 75% in the case of each of the other executives) and future grants of options or other equity awards consistent with Mentor’s executive compensation program. In addition, each of these employment agreements also provides for certain severance benefits in the event of termination of employment, as described in “Potential Payments on Termination or Change of Control” below.

Potential Payments on Termination or Change of Control

Mentor’s standard employment agreement with named executive officers provides a number of benefits in case of termination by Mentor without cause or resignation by the executive for good reason (as those terms are defined in the agreements), upon the condition that the executive officer executes a general release of claims. Pursuant to the terms of their employment agreements, each executive is entitled to receive severance compensation equal to a multiple of their then-current base salary, payment of full COBRA premiums for 24 months following termination and a prorated amount of their annual incentive bonus based upon the timing of termination in relation to the end of the then fiscal year. In the case of termination within 12 months following a change of control of the Company (as defined in the agreement), each executive is entitled to receive the same severance compensation as above, except that they will receive 100% of their annual incentive bonus rather than a prorated amount, and all outstanding stock options, performance stock units, and shares of restricted stock will vest and the related restrictions shall lapse.

Loren L. McFarland.  On October 27, 2007, Mentor approved a separation and release agreement and a consulting agreement for Loren L. McFarland, Mentor’s former Vice President and Chief Financial Officer, following his resignation from the Company. Pursuant to the terms of Mr. McFarland’s separation and release agreement, he received a severance payment equal to 36 months of his base salary and payment of his prorated bonus equal to approximately 62.5% of his eligible bonus amount for fiscal 2008. Mr. McFarland is also entitled to payments of COBRA premiums for up to 24 months. Additionally, the Company agreed to (i) reimburse Mr. McFarland up to $8,000 for continuing professional education during the period of November 12, 2007 through April 30, 2009; (ii) continue for 12 months health exam and financial and estate planning benefits; and (iii) make available executive placement benefits or, if Mr. McFarland declines to use such placement benefits, pay the sum of $12,000. Such amounts were payable on May 15, 2008. Mr. McFarland executed a release of claims in favor of the Company and agreed not to solicit Mentor’s employees for a period of 12 months. Pursuant to the terms of the consulting agreement, he will provide consulting services from the date of the agreement through April 30, 2009. During the consulting term, Mr. McFarland will provide up to sixteen hours of services per month and the Company will pay for such services at a rate of $5,200 per month. Mr. McFarland’s unvested options, performance stock units, and restricted stock awards will continue to vest during the term of the consulting agreement.

The estimated payments and benefits that would be provided to each Named Executive Officer as a result of a termination (i) without cause or good reason, (ii) with cause or without good reason, (iii) upon a change in control, or (iv) upon death or disability are set forth in the table below. Calculations for this table are based on the assumption that the termination took place on March 31, 2008 and the individual was employed for the full year of fiscal 2008. For Mr. McFarland, the payments and benefits represent the actual amounts received or to be received by him in connection with his separation and release agreement.

(a)	(b)	(c)	(d)	(e)
	Termination	Termination
	without Cause	for Cause or
	or Resignation	Resignation	Termination	Termination
	for Good	Other Than for	Upon Change	for Death or
	Reason	Good Reason	in Control	Disability
	($)	($)	($)	($)(2)

Joshua H. Levine
Bonus	$658,125	$—	$658,125	$658,125
Severance Payment	1,620,000	—	1,620,000	—
Value of Accelerated Stock Options	—	—	—	—
Value of Accelerated Restricted Stock	—	—	1,234,560	1,234,560
Value of Accelerated PSUs	—	—	1,157,400	1,157,400
Value of Benefits Continuation	33,072	—	33,072	33,072

Total Payment Upon Termination	$2,311,197	$—	$4,703,157	$3,083,157

Michael O’Neill(1)
Bonus	114,257	—	274,219	114,257
Severance Payment	750,000	—	750,000	—
Value of Accelerated Stock Options	—	—	—	—
Value of Accelerated Restricted Stock	—	—	707,300	707,300
Value of Accelerated PSUs	—	—	—	—
Value of Benefits Continuation	33,072	—	33,072	33,072

Total Payment Upon Termination	$897,329	$—	$1,764,591	$854,629

Loren L. McFarland
Bonus	153,281	—	—	—
Severance	981,000	—	—	—
Value of Benefits Continuation	51,072	—	—	—
Outplacement Assistance	12,000	—	—	—

Total Payment Upon Termination	$1,197,353	$—	$—	$—

(a)	(b)	(c)	(d)	(e)
	Termination	Termination
	without Cause	for Cause or
	or Resignation	Resignation	Termination	Termination
	for Good	Other Than for	Upon Change	for Death or
	Reason	Good Reason	in Control	Disability
	($)	($)	($)	($)(2)

Joseph A. Newcomb
Bonus	239,118	—	239,118	239,118
Severance Payment	654,000	—	654,000	—
Value of Accelerated Stock Options	—	—	—	—
Value of Accelerated Restricted Stock	—	—	411,520	411,520
Value of Accelerated PSUs	—	—	643,000	643,000
Value of Benefits Continuation	33,072	—	33,072	33,072

Total Payment Upon Termination	$926,190	$—	$1,980,710	$1,326,710

Edward S. Northup
Bonus	303,469	—	303,469	303,469
Severance Payment	830,000	—	830,000	—
Value of Accelerated Stock Options	—	—	—	—
Value of Accelerated Restricted Stock	—	—	679,008	679,008
Value of Accelerated PSUs	—	—	—	—
Value of Benefits Continuation	33,072	—	33,072	33,072

Total Payment Upon Termination	$1,166,541	$—	$1,845,549	$1,015,549

(1)	Pursuant to Michael O’Neill’s employment agreement, termination through non-renewal of his employment agreement is treated the same as termination without cause or resignation for good reason.

(2)	Accelerated vesting for equity awards applies only to termination as a result of death. Termination as a result of disability would not have resulted in accelerated vesting as of March 31, 2008.

Outstanding Equity Awards At Fiscal Year-End March 31, 2008

(a)	(b)	(c)		(d)		(e)	(f)	(g)		(h)	(i)	(j)
												Equity
												Incentive
											Equity	Plan
											Incentive	Awards:
				Equity							Plan	Market or
				Incentive							Awards:	Payout
				Plan							Number of	Value of
				Awards:				Number of		Market	Unearned	Unearned
	Number of	Number of		Number of				Shares or		Value of	Shares,	Shares,
	Securities	Securities		Securities				Units of		Shares or	Units	Units or
	Underlying	Underlying		Underlying				Stock		Units of	or Other	Other
	Unexercised	Unexercised		Unexercised		Option	Option	That		Stock That	Rights That	Rights That
	Options	Options		Unearned		Exercise	Expiration	Have Not		Have Not	Have Not	Have Not
	(Exercisable)(1)	(Unexercisable)		Options(2)		Price	Date	Vested(3)		Vested	Vested(4)	Vested
	(#)	(#)		(#)		($)		(#)		($)	(#)	($)

Joshua H. Levine	20,000	—		—		19.0100	05/22/2012	—		—	—	—
	35,000	—		—		21.0000	05/21/2013	—		—	—	—
	50,000	—		—		21.7000	11/19/2013	—		—	—	—
	75,000	25,000	(5)	—		32.4700	05/26/2014	—		—	—	—
	75,000	75,000	(6)	—		37.7000	04/27/2015	—		—	—	—
	—	—		35,000	(7)	53.7600	09/18/2014	—		—	—	—
	—	—		—		—	—	48,000	(16)	1,234,560	—	—
	—	—		—		—	—	—		—	45,000	1,157,400
Michael O’Neill(21)	—	125,000	(8)	—		37.800	12/03/2017	—		—	—	—
	—	—		10,000	(9)	43.470	12/03/2014	—		—	—	—
	—	—		—		—	—	27,500	(17)	707,300	—	—
Loren L. McFarland(22)	50,000	—		—		8.312	05/05/2010	—		—	—	—
	20,000	—		—		13.3050	05/23/2011	—		—	—	—
	14,000	—		—		19.0100	05/22/2012	—		—	—	—
	20,000	—		—		21.0000	05/21/2013	—		—	—	—
	18,750	6,250	(10)	—		32.1500	06/09/2014	—		—	—	—
	10,000	10,000	(11)	—		37.7000	04/27/2015	—		—	—	—
	—	—		—		—	—	12,000	(18)	308,640	—	—
	—	—		—		—	—	—		—	25,000	643,000
Joseph A. Newcomb	31,250	93,750	(12)	—		41.2200	06/26/2016	—		—	—	—
	—	—		10,000	(13)	51.5200	09/18/2014	—		—	—	—
	—	—		—		—	—	16,000	(19)	411,520	—	—
	—	—		—		—	—	—		—	25,000	643,000
Edward S. Northup	31,250	93,750	(14)	—		52.6800	02/05/2017	—		—	—	—
	—	—		15,000	(15)	51.5200	09/18/2014	—		—	—	—
	—	—		—		—	—	26,400	(20)	679,008	—	—

(1)	Most stock options vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(2)	Options granted under the Sub-Plan vest at 10% on March 31, 2008, 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011 if the Company achieves certain specified EPS targets. The specified EPS target was not met for March 31, 2008 and the initial 10% did not vest.

(3)	The restrictions with respect to restricted stock awards lapse ratably over a five-year period commencing on the date of grant, with 20% vesting on each anniversary of the date of grant.

(4)	The unvested shares consist of Performance Stock Units that will vest on March 31, 2009 only if the Company achieves certain specified targets.

(5)	These options were granted on May 26, 2004 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(6)	These options were granted on April 27, 2005 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(7)	These options were granted on September 18, 2007 and vest at 10% on March 31, 2008, 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011 if the Company achieves certain specified EPS targets. The specified EPS target was not met for March 31, 2008 and the initial 10% did not vest.

(8)	These options were granted on December 3, 2007 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(9)	These options were granted on December 3, 2007 and vest at 10% on March 31, 2008, 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011 if the Company achieves certain specified EPS targets. The specified EPS target was not met for March 31, 2008 and the initial 10% did not vest.

(10)	These options were granted on June 9, 2004 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(11)	These options were granted on April 27, 2005 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(12)	These options were granted on June 26, 2006 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(13)	These options were granted on September 18, 2007 and vest at 10% on March 31, 2008, 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011 if the Company achieves certain specified EPS targets. The specified EPS target was not met for March 31, 2008 and the initial 10% did not vest.

(14)	These options were granted on February 5, 2007 and vest ratably over a four-year period commencing on the date of grant, with 25% vesting on each anniversary of the date of grant.

(15)	These options were granted on September 18, 2007 and vest at 10% on March 31, 2008, 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011 if the Company achieves certain specified EPS targets. The specified EPS target was not met for March 31, 2008 and the initial 10% did not vest.

(16)	The unvested shares were awarded on October 5, 2005, and vest ratably over a five-year period commencing on the date of grant, with 20% of the total grant vesting on each anniversary of the date of grant.

(17)	The unvested shares were awarded on December 3, 2007, and vest ratably over a five-year period commencing on the date of grant, with 20% of the total grant vesting on each anniversary of the date of grant.

(18)	The unvested shares were awarded on October 5, 2005, and vest ratably over a five-year period commencing on the date of grant, with 20% of the total grant vesting on each anniversary of the date of grant.

(19)	The unvested shares were awarded on June 26, 2006, and vest ratably over a five-year period commencing on the date of grant, with 20% of the total grant vesting on each anniversary of the date of grant.

(20)	The unvested shares were awarded on February 5, 2007, and vest ratably over a five-year period commencing on the date of grant, with 20% of the total grant vesting on each anniversary of the date of grant.

(21)	In connection with the commencement of Mr. O’Neill’s employment with Mentor, he received options to purchase 125,000 shares of Common Stock with an exercise price of $37.80, which vest ratably over four years, 27,500 shares of restricted stock, which vest ratably over five years, and 100,000 options under the Sub-Plan which vest at 10% on March 31, 2008, 20% on March 31, 2009, 30% on March 31, 2010 and 40% on March 31, 2011 if the Company achieves certain specified EPS targets. The specified EPS target was not met for March 31, 2008 and the initial 10% did not vest.

(22)	Mr. McFarland left the Company on November 12, 2007.

Fiscal Year 2008 Options Exercises And Stock Vested

(a)	(b)	(c)
	Stock Awards
	Number of Shares
	Acquired on	Value Realized on
Name	Vesting (#)	Vesting ($)

Joshua H. Levine	16,000	761,120
Michael O’Neill	—	—
Loren L. McFarland	4,000	190,280
Joseph A. Newcomb	4,000	163,240
Edward S. Northup	6,600	209,814

No stock options were exercised during fiscal year 2008.

DIRECTOR COMPENSATION

Non-employee members of the Board receive cash compensation as follows:

•	Board members who are employees of the Company receive no additional compensation for their services as directors;

•	each non-employee member of the Board receives an annual base fee of $60,000; the Chairman of the Board, who is a non-employee director, receives an annual fee of $75,000;

•	the Chairman of the Audit Committee, who is a non-employee director, receives an annual fee of $25,000;

•	the Chairman of each of the Compensation Committee and the Nominating and Governance Committees, each of whom is also a non-employee director, receives an annual fee of $10,000;

•	each member of a committee of the Board receives a per meeting fee of $1,000 for attending any committee meetings other than those scheduled on the same day or the day following the quarterly Board meeting; and

•	each member of the Board receives a per meeting fee of $1,000 for attendance at Board meetings other than quarterly Board meetings.

All director fees are paid quarterly. Beginning with the 2008 annual meeting of shareholders, an option to purchase 10,000 shares of Common Stock will be granted to each director on the date of each annual meeting of shareholders. The exercise price for such options will be the closing price of the Common Stock as reported by the New York Stock Exchange as of the date of grant. Each option will have a term of ten years and fully vests two years after the grant date, with 50% vesting after the first year following the grant date.

Each director also receives a grant of 7,500 shares of restricted stock upon his or her initial election to the Board, valued at the closing price of the Common Stock as reported by the New York Stock Exchange as of the date of grant. The shares of restricted stock vest with respect to one-fifth of the total number of shares of restricted stock on each of the first, second, third, fourth and fifth anniversaries of the award date. The vesting schedule requires continued service through each applicable vesting date as a condition to the vesting of the applicable installment of the restricted stock.

Fiscal Year 2008 Director Compensation Table

The following table summarizes compensation that the Company’s directors (other than directors who are named executive officers) earned during fiscal year 2008 for services as members of the Board:

(a)	(b)	(c)	(d)	(h)
	Fees Earned or	Stock	Option
Name(1)	Paid in Cash	Awards(2)	Awards(3)	Total
	($)	($)	($)	($)

Michael L. Emmons	87,500	96,697	37,799	221,996
Walter W. Faster	65,333	96,697	18,309	180,339
Margaret H. Jordan	58,333	165,286	18,309	241,928
Michael Nakonechny(4)	10,333	52,223	—	62,556
Katherine S. Napier	60,333	165,286	18,309	243,928
Burt E. Rosen	32,283	87,394	18,309	137,986
Ronald J. Rossi(5)	69,500	96,697	18,309	184,506
Joseph E. Whitters	148,667	96,697	63,947	309,311

(1)	Director Joshua Levine is Mentor’s President and Chief Executive Officer. He is not included in this table, as he receives no compensation for his services as a director. The compensation received by Mr. Levine as Mentor’s employee is shown in the Fiscal Year 2008 Summary Compensation Table.

(2)	The amounts shown in column (c) reflect the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R) for restricted stock awards made for the fiscal year ended March 31, 2008 pursuant to Mentor’s 2005 Plan, and thus may include amounts from awards granted in and prior to fiscal year 2008. As of March 31, 2008, each of the above held the aggregate number of restricted shares shown in Note 3 below.

(3)	The amounts shown in column (d) represent the compensation costs of stock options for financial reporting purposes for fiscal year 2008 under SFAS 123(R), rather than an amount paid to or realized by the director. The SFAS 123(R) value for options as of the grant date is spread over the requisite service period (four years). As of March 31, 2008, each of the above held the following aggregate number of stock options and restricted shares:

	Stock	Restricted
Name	Options	Shares

Michael L. Emmons	22,500	4,915
Walter W. Faster	62,500	4,915
Margaret H. Jordan	2,500	6,000
Michael Nakonechny	—	—
Katherine S. Napier	2,500	6,000
Burt E. Rosen	2,500	7,500
Ronald J. Rossi	2,500	4,915
Joseph E. Whitters	42,500	4,915

(4)	Mr. Nakonechny resigned from the Board in May 2007. In connection with his resignation, vesting was accelerated for all of his unvested stock options and restricted shares.

(5)	Mr. Rossi resigned from the Board in May 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of the shares of Common Stock as of December 3, 2008, by:

•	each person known to the Company to be the beneficial owner of 5% or more of the outstanding shares of such Common Stock;

•	each of the Company’s directors;

•	each executive officer listed in the Summary Compensation Table; and

•	the Company’s current executive officers and directors as a group.

Unless otherwise indicated, the address of each individual listed in the table is c/o Mentor Corporation, 201 Mentor Drive, Santa Barbara, California 93111.

	Shares of	Percentage of
	Common Stock	Class of Shares
	Beneficially	Beneficially
Beneficial Owner	Owned	Owned(1)

Fidelity Management & Research (US)(2)	5,023,671	14.88%
82 Devonshire Street Boston, MA 02109
Capital Research Global Investors(3)	4,135,500	12.25%
333 South Hope Street Los Angeles, CA 90071
Kornitzer Capital Management, Inc.(4)	2,061,400	6.10%
P.O. Box 918 Shawnee Mission, KS 66201
Directors
Michael L. Emmons(5)	33,743	*
Walter W. Faster(6)	201,793	*
Margaret H. Jordan(7)	10,300	*
Katherine S. Napier(8)	10,246	*
Burt E. Rosen(9)	10,000	*
Joseph E. Whitters(10)	52,357	*
Named Executive Officers
Joshua H. Levine(11)	382,667	1.12%
Michael O’Neill(12)	56,783	*
Joseph A. Newcomb(13)	81,070	*
Edward S. Northup(14)	58,108	*
All current directors and executive officers as a group (10 persons)	897,067	2.61%

*	Represents less than 1%

(1)	Applicable percentage ownership is based on 33,770,050 shares of Common Stock outstanding as of December 3, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable pursuant to options that are currently exercisable or exercisable within 60 days of December 3, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except in cases in which spouses share authority under applicable law or as indicated in the footnotes to this table, Mentor believes that each shareholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.

(2)	According to a Schedule 13G/A filed by FMR LLC and Edward C. Johnson 3d with the SEC on February 14, 2008, FMR LLC and Edward C. Johnson, in his capacity as Chairman of FMR LLC, have sole power to dispose of 5,023,671 shares. The following affiliates of FMR LLC are also beneficial owners of such shares in the following amounts: Fidelity Mid Cap Stock Fund, 1,750,000 shares and Magellan Fund, 3,094,971 shares.

(3)	According to a Schedule 13G filed by Capital Research Global Investors with the SEC on July 10, 2008, Capital Research Global Investors has sole power to vote and dispose of 4,135,500 shares.

(4)	According to a Schedule 13G filed by Kornitzer Capital Management, Inc. with the SEC on March 5, 2008, Kornitzer Capital Management has sole power to vote 2,061,400 shares, sole power to dispose of 1,935,060 shares and shared power to dispose of 126,340 shares.

(5)	Includes options to purchase 22,500 shares exercisable within 60 days of December 3, 2008.

(6)	Includes options to purchase 62,500 shares exercisable within 60 days of December 3, 2008.

(7)	Includes options to purchase 2,500 shares exercisable within 60 days of December 3, 2008.

(8)	Includes options to purchase 2,500 shares exercisable within 60 days of December 3, 2008.

(9)	Includes options to purchase 2,500 shares exercisable within 60 days of December 3, 2008.

(10)	Includes options to purchase 37,500 shares exercisable within 60 days of December 3, 2008.

(11)	Includes options to purchase 317,500 shares exercisable within 60 days of December 3, 2008.

(12)	Includes options to purchase 31,250 shares exercisable within 60 days of December 3, 2008.

(13)	Includes options to purchase 62,500 shares exercisable within 60 days of December 3, 2008.

(14)	Includes options to purchase 31,250 shares exercisable within 60 days of December 3, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures With Respect To Related Person Transactions

Pursuant to the Company’s Audit Committee charter, all transactions between the Company and any of its directors, executive officers or related persons, as defined by SEC rules and regulations, are subject to review by the Audit Committee.

Transactions with Related Persons

Since April 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Mentor was or is a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of Mentor’s voting securities or members of such person’s immediate family had or will have a direct or indirect material interest.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Mentor’s directors and executive officers, among others, to file with the SEC and New York Stock Exchange an initial report of ownership of Mentor’s stock on Form 3 and reports of changes in ownership on a Form 4 or a Form 5. Persons subject to Section 16 are required by SEC regulations to furnish Mentor with copies of all Section 16(a) forms that they file. Under SEC rules, certain forms of indirect ownership and ownership of Company stock by certain family members are covered by these reporting rules. As a matter of practice, Mentor’s administrative staff assists Mentor’s executive officers and directors in preparing initial reports of ownership, reports of changes in ownership and in filing these reports on their behalf.

To Mentor’s knowledge, based solely upon a review of the copies of such reports furnished to Mentor and written representations that no other reports were required, during the fiscal year ended March 31, 2008, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that Mr. Emmons filed one late report with respect to 136 shares of Common Stock acquired on June 6, 2007 and Mr. Northup filed one late report with respect to 2,142 shares of Common Stock withheld for taxes for restricted stock that vested on February 5, 2008.

ANNEX II

OPINION OF CITIGROUP GLOBAL MARKETS INC.

November 29, 2008

The Board of Directors
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Mentor Corporation (“Mentor”) of the Cash Consideration (defined below) to be received by such holders, other than Johnson & Johnson (“J&J”), Maple Merger Sub, Inc., a wholly owned subsidiary of J&J (“Acquisition Sub”), and their respective affiliates, pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger to be entered into among J&J, Acquisition Sub and Mentor (the “Agreement”). As more fully described in the Agreement or as otherwise described to us by Mentor, (i) J&J will cause Acquisition Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.10 per share, of Mentor (“Mentor Common Stock”) at a purchase price of $31.00 in cash per share (the “Cash Consideration” and, such tender offer, the “Tender Offer”) and (ii) subsequent to consummation of the Tender Offer, Acquisition Sub will be merged with and into Mentor (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Mentor Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed a draft dated November 28, 2008 of the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Mentor concerning the business, operations and prospects of Mentor. We reviewed certain publicly available business and financial information relating to Mentor as well as certain financial forecasts and other information and data relating to Mentor prepared by the management of Mentor under alternative industry, business and growth scenarios. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Mentor Common Stock; the historical and projected earnings and other operating data of Mentor; and the capitalization and financial condition of Mentor. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Mentor and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Mentor that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Mentor provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Mentor, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Mentor as to the future financial performance of Mentor under the alternative industry, business and growth scenarios reflected therein. We have relied, at your direction, without independent verification, upon the assessments of the management of Mentor as to the products and product candidates of Mentor and the risks associated with such products and product candidates (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and product candidates). We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Mentor nor have we made any physical inspection of the properties or assets of Mentor.

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The Board of Directors
Mentor Corporation
November 29, 2008

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Mentor or the Transaction. In addition, representatives of Mentor have advised us, and we have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We express no view as to and our opinion does not address any terms or other aspects or implications of the Transaction (other than the Cash Consideration to the extent expressly specified herein) or any aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with, or otherwise contemplated by, the Transaction. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Cash Consideration. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Mentor, nor were we requested to consider, and our opinion does not address, the underlying business decision of Mentor to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Mentor or the effect of any other transaction in which Mentor might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Mentor in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide, services to J&J unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having acted as (i) joint book-running manager and/or co-manager for J&J in connection with $2.6 billion investment-grade note offerings in August 2007, €1.0 billion and £500 million investment-grade note offerings in October 2007 and $1.6 billion investment-grade note offerings in June 2008 and (ii) joint bookrunner in connection with, and lender under, a $7.7 billion revolving credit facility of J&J in 2008. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Mentor and J&J for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Mentor, J&J and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Mentor in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Mentor Common Stock in the Tender Offer or how such stockholder should vote or act on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by holders of Mentor Common Stock (other than J&J, Acquisition Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/  Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

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ANNEX III

DISSENTERS’ RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT

§ 302A.471. Rights of Dissenting Shareholders.

Subdivision 1. Actions creating rights.

A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion adopted by the corporation; or

(f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners.

(a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

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Subd. 3. Rights not to apply.

(a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights.

The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

§ 302A.473. Procedures for Asserting Dissenters’ Rights.

Subdivision 1. Definitions.

(a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

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Subd. 2. Notice of action.

If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent.

If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares.

(a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares.

(a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under

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subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand.

If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination.

If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses.

(a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

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